FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------------------------------------------------------
                                                   1725 K STREET, NW O SUITE 205
                                                            WASHINGTON, DC 20006
                                                                    202-467-6862
                                                              (FAX) 202-467-6963





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                     First Pennsylvania Savings Association
                            Pittsburgh, Pennsylvania





                      Pro Forma Market Valuation Appraisal
                          Valued as of October 12, 2002


                          (Amended November 12, 2002)


                                   Prepared By

                        Feldman Financial Advisors, Inc.
                                Washington, D.C.





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FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------------------------------------------------------
                                                   1725 K STREET, NW O SUITE 205
                                                            WASHINGTON, DC 20006
                                                                    202-467-6862
                                                              (FAX) 202-467-6963




October 1, 2002

Board of Directors
First Pennsylvania Savings Association
1729 Lowrie Street
Pittsburgh, Pennsylvania  15212

Gentlemen:

         At your request, we have completed and hereby provide an independent appraisal (the "Appraisal") of the estimated pro forma market value of First Pennsylvania Savings Association ("First Pennsylvania" or the "Association") as of October 1, 2002 in conjunction with First Pennsylvania's Merger Conversion with Fidelity Bancorp, Inc. ("Fidelity Bancorp"). Pursuant to the Merger Conversion, First Pennsylvania will convert from the mutual to stock form of organization and simultaneously merge with and into Fidelity Savings Bank ("Fidelity Bank"), the wholly-owned subsidiary of Fidelity Bancorp. Concurrently, Fidelity Bancorp will offer its common stock for sale in a subscription and community offering to certain members of First Pennsylvania and the general public. The Appraisal is furnished pursuant to the filing of the Application for Approval of Conversion (the "Application") by First Pennsylvania with the Office of Thrift Supervision ("OTS").

         Feldman Financial Advisors, Inc. ("Feldman Financial") is a financial consulting and economic research firm that specializes in financial valuations and analyses of business enterprises and securities in the thrift, banking, and mortgage industries. The background of Feldman Financial is presented in Exhibit I.

         In preparing the Appraisal, we conducted an analysis of First Pennsylvania that included discussions with the Association's management and the Association's independent auditor, Stokes & Hinds, LLC. In addition, where appropriate, we considered information based on other available published sources that we believe are reliable; however, we cannot guarantee the accuracy and completeness of such information.

         We also reviewed, among other factors, the economy in the Association's primary market area and compared the Association's financial condition and operating performance with that of selected publicly traded thrift institutions. We reviewed conditions in the securities markets in general and in the market for thrift institution common stocks in particular.

         The Appraisal is based on the Association's representation that the information contained in the Application and additional evidence furnished to us by the Association and its independent auditor are truthful, accurate, and complete. We did not independently verify the financial statements and other information provided by the Association and its independent auditor, nor did we independently value the assets or liabilities of the Association. The Appraisal considers the Association only as a going concern and should not be considered as an indication of the liquidation value of the Association.

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FELDMAN FINANCIAL ADVISORS, INC.
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Board of Directors
First Pennsylvania Savings Association
October 1, 2002
Page Two



         It is our opinion that, as of October 1, 2002, the aggregate estimated pro forma market value of the Association was within a range (the "Valuation Range") of $1,275,000 to $1,725,000 with a midpoint of $1,500,000. The Valuation Range was based upon a 15% decrease from the midpoint to determine the minimum and a 15% increase from the midpoint to establish the maximum. The Valuation Range may be increased by an additional 15% above the maximum to an adjusted maximum of $1,984,000 without a resolicitation of subscription orders. The aggregate value of all shares of Fidelity Bancorp common stock to be sold in the Merger Conversion will be within the Valuation Range as established by the Appraisal.

         Our Appraisal is not intended, and must not be construed, to be a recommendation of any kind as to the advisability of purchasing shares of Fidelity Bancorp common stock in the Merger Conversion. Moreover, because the Appraisal is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the Merger Conversion will thereafter be able to sell such shares at prices related to the offering price or the foregoing estimate of the Association's pro forma market value. Feldman Financial is not a seller of securities within the meaning of any federal or state securities laws and any report prepared by Feldman Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

         The Valuation Range reported herein will be updated as appropriate. These updates will consider, among other factors, any developments or changes in the Association's operating performance, financial condition, or management policies, and current conditions in the securities markets for thrift institution common stocks. Should any such new developments or changes be material, in our opinion, to the valuation of the Association, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in detail at that time.

                                           Respectfully submitted,

                                           Feldman Financial Advisors, Inc.



                                           By:/s/Trent R. Feldman
                                              ----------------------------------
                                                  Trent R. Feldman
                                                  President


                                           By:/s/Peter W. L. Williams
                                              ----------------------------------
                                                  Peter W. L. Williams
                                                  Principal

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FELDMAN FINANCIAL ADVISORS, INC.
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                                TABLE OF CONTENTS

  TAB                                                                                 PAGE
  ---                                                                                 ----

          INTRODUCTION .........................................................          1

   I.     Chapter One - BUSINESS OF FIRST PENNSYLVANIA SAVINGS ASSOCIATION

          General...............................................................          4
          Financial Condition...................................................         10
          Income and Expense Trends.............................................         14
          Interest Rate Risk....................................................         20
          Asset Quality.........................................................         23
          Market Area...........................................................         25
          Summary Outlook.......................................................         31

  II.     Chapter Two - COMPARISONS WITH PUBLICLY HELD THRIFTS

          General...............................................................         33
          Selection Criteria....................................................         34
          Recent Financial Comparisons..........................................         38

  III.    Chapter Three - MARKET VALUE ADJUSTMENTS

          Earnings Prospects....................................................         50
          Market Area...........................................................         51
          Management............................................................         52
          Dividend Capacity.....................................................         53
          Liquidity of the Issue................................................         54
          Subscription Interest ................................................         54
          Stock Market Conditions...............................................         55
          Recent Acquisition Activity...........................................         57
          New Issue Discount....................................................         59
          Merger Synergies......................................................         62
          Adjustments Conclusion................................................         62
          Valuation Approach....................................................         62
          Valuation Conclusion..................................................         64

   IV.    Appendix - EXHIBITS

          I          Background of Feldman Financial Advisors, Inc..............        I-1
          II-1       Statement of Financial Condition...........................       II-1
          II-2       Statement of Operations....................................       II-2
          II-3       Investment Portfolio Composition...........................       II-3
          II-4       Loan Portfolio Composition.................................       II-4
          II-5       Deposit Account Distribution...............................       II-5
          II-6       Borrowed Funds Distribution................................       II-6
          III        Financial and Market Data for All Public Thrifts...........      III-1*
          IV-1       Pro Forma Assumptions......................................       IV-1*
          IV-2       Pro Forma Valuation Range..................................       IV-2*
          IV-3       Pro Forma Full Conversion Analysis at Midpoint.............       IV-3*
          IV-4       Comparative Valuation Ratios...............................       IV-4*
          IV-5       Comparative Discount and Premium Analysis..................       IV-5*


*  Not filed in accordance with Rule 202 of Regulation S-T.

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FELDMAN FINANCIAL ADVISORS, INC.
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                                 LIST OF TABLES

  TAB                                                                                 PAGE
  ---                                                                                 ----

    I.    Chapter One - BUSINESS OF FIRST PENNSYLVANIA SAVINGS ASSOCIATION


          Table 1  -     Selected Financial Condition Data......................        10
          Table 2  -     Relative Balance Sheet Concentrations..................        11
          Table 3  -     Income Statement Summary...............................        17
          Table 4  -     Income Statement Ratios................................        18
          Table 5  -     Yield and Cost Summary ................................        19
          Table 6  -     Interest Rate Risk Analysis............................        22
          Table 7  -     Non-performing Asset and Loan Loss Allowance Summary...        24
          Table 8  -     Top Ten Employers in Allegheny County..................        27
          Table 9  -     Selected Demographic Data..............................        28
          Table 10 -     Deposit Market Share for Pittsburgh MSA................        32


   II.    Chapter Two - COMPARISONS WITH PUBLICLY HELD THRIFTS

          Table 11 -     Comparative Group Operating Summary....................        37
          Table 12 -     Key Financial Comparisons..............................        40
          Table 13 -     General Financial Performance Ratios...................        44*
          Table 14 -     Income and Expense Analysis............................        45*
          Table 15 -     Yield-Cost Structure and Growth Rates..................        46*
          Table 16 -     Balance Sheet Composition..............................        47*
          Table 17 -     Capital Ratios, Asset Quality, and Loan Composition....        48*


  III.    Chapter Three - MARKET VALUE ADJUSTMENTS

          Table 18 -     Comparative Stock Index Performance....................        56*
          Table 19 -     Summary of Recent Pennsylvania Acquisition Activity....        58*
          Table 20 -     Summary of Recent Standard Full Thrift Conversions.....        60*
          Table 21 -     Comparative Market Valuation Analysis..................        65*


*  Not filed in accordance with Rule 202 of Regulation S-T.

                                       ii
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FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------


                                  INTRODUCTION

         As requested, Feldman Financial Advisors, Inc. ("Feldman Financial") has prepared an independent appraisal (the "Appraisal") of the estimated pro forma market value of First Pennsylvania Savings Association ("First Pennsylvania" or the "Association") as of October 1, 2002 in conjunction with First Pennsylvania's Merger Conversion with Fidelity Bancorp, Inc. ("Fidelity Bancorp"). Pursuant to the Merger Conversion, First Pennsylvania will convert from the mutual to stock form of organization and simultaneously merge into Fidelity Savings Bank ("Fidelity Bank"), the wholly-owned subsidiary of Fidelity Bancorp. Concurrently, Fidelity Bancorp will offer its common stock for sale in a subscription and community offering to certain members of First Pennsylvania and the general public. The range of value (the "Valuation Range") established in this Appraisal will determine the aggregate value of Fidelity Bancorp common stock to be sold in the Merger Conversion offering. The Appraisal is furnished pursuant to the filing of the Application for Approval of Conversion (the "Application") by First Pennsylvania with the Office of Thrift Supervision ("OTS").

         In the course of preparing the Appraisal, we reviewed and discussed with the Association's management and the Association's independent auditor, Stokes & Hinds, LLC, the audited financial statements of the Association's operations for the years ended December 31, 2000 and 2001. We also reviewed and discussed with management other financial matters of the Association.

         Where appropriate, we considered information based upon other available public sources, which we believe to be reliable; however, we cannot guarantee the accuracy or completeness of

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FELDMAN FINANCIAL ADVISORS, INC.
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such information.  We visited the Association's primary market area and examined the prevailing economic conditions. We also examined the competitive environment within which the Association operates and assessed the Association's relative strengths and weaknesses.

         We examined and compared the Association's financial performance with selected segments of the thrift industry and selected publicly traded thrift institutions. We reviewed conditions in the securities markets in general and the market for thrift institution common stocks in particular. We included in our analysis an examination of the potential effects of a full stock conversion on the Association's operating characteristics and financial performance as they relate to the estimated pro forma market value of the Association.

         In preparing the Appraisal, we have relied upon and assumed the accuracy and completeness of financial and statistical information provided by the Association and its independent auditor. We did not independently verify the financial statements and other information provided by the Association and its independent auditor, nor did we independently value the assets or liabilities of the Association. The Appraisal considers the Association only as a going concern and should not be considered as an indication of the liquidation value of the Association.

         Our Appraisal is not intended, and must not be construed, to be a recommendation of any kind as to the advisability of purchasing shares of Fidelity Bancorp common stock in the Merger Conversion. Moreover, because such the Appraisal is necessarily based on estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the Merger Conversion will thereafter be able to sell such shares at prices related to the

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FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------


offering price or the foregoing estimate of the Association's pro forma market value. Feldman Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by Feldman Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

         The Valuation Range reported herein will be updated as appropriate. These updates will consider, among other factors, any developments or changes in the Association's financial performance or management policies, and current conditions in the securities market for thrift institution common stocks. Should any such developments or changes be material, in our opinion, to the valuation of the Association, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in detail at that time.

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FELDMAN FINANCIAL ADVISORS, INC.
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              I. BUSINESS OF FIRST PENNSYVLANIA SAVINGS ASSOCIATION

                                     General


         First Pennsylvania is a state-chartered mutual savings association located in Pittsburgh, Pennsylvania. The primary business of the Association consists of attracting deposits from the general public and using these funds along with borrowings to invest mainly in residential mortgage loans and securities. The Association conducts limited services from its one office in the Troy Hill area of Pittsburgh. Troy Hill is an inner-city neighborhood that sits on a plateau above the Allegheny River on the north side of Pittsburgh. The Association is subject to regulation by the OTS and the Pennsylvania Department of Banking. Its deposit accounts are insured by the Federal Deposit Insurance Corporation through the Savings Association Insurance Fund. The Association is a member of the Federal Home Loan Bank ("FHLB") of Pittsburgh. As of June 30, 2002, First Pennsylvania had total assets of $26.7 million, total deposits of $12.9 million, and total equity capital of $1.6 million or 5.93% of total assets.

         The Association is a traditional thrift institution emphasizing permanent mortgage loans on residential properties and, to a lesser extent, home equity and second mortgage loans. Real estate mortgage loans composed 87.2% of gross total loans as of June 30, 2002. Due to its lack of aggressive lending activity, the Association's balance sheet is heavily invested in securities and interest-bearing deposits. Loans receivable amounted to $6.9 million or 25.7% of total assets at June 30, 2002. In contrast, the total amount of cash and securities was $19.4 million or 72.8% of total assets. The Association's assets are funded principally by retail deposits, which consist chiefly of certificate of deposit accounts, and borrowings through FHLB advances.

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FELDMAN FINANCIAL ADVISORS, INC.
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         The Association's  loan portfolio declined by 61% from $17.8 million or
71.9% of assets at December 31, 1990 to the current balance of $6.9 million or 25.7% of assets at June 30, 2002. Similarly, the Association's deposit base declined significantly by 46% from $23.8 million or 96.3% of assets at year-end 1990 to $12.9 million or 48.3% of assets at June 30, 2002. First Pennsylvania has found it increasingly difficult to compete for loans and deposits against larger financial institutions in the local market because of its limited product capacity and staffing resources. As of June 30, 2002, the Association had five full-time employees and four part-time employees.

         First Pennsylvania's total assets declined steadily from $24.7 million at year-end 1990 to $17.8 million at year-end 1989 due to its shrinking loan and deposit portfolios. During the late 1990s, the Association began to emphasize wholesale balance sheet growth through mortgage-backed securities and borrowed funds. As a result, the downward trend in asset growth was reversed and total assets expanded to $27.0 million at year-end 2001. However, the Association's profitability suffered as a result of the wholesale growth strategy in the prevailing interest rate environment. Its net interest margin declined to very low levels, which resulted in the Association reporting nominal earnings from 1999 through 2001 and a net loss for the first half of 2002.

         To supplement the lack of loan originations over the past decade, the Association increasingly invested in mortgage-backed securities. The Association's portfolio of mortgage-backed securities increased from $1.3 million or 5.4% of total assets at year-end 1990 to $13.4 million or 49.7% of total assets at year-end 2001. During the quarter ended June 30, 2002, the Association reduced its mortgage-backed securities portfolio to $542,000. Prior to this time, the

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FELDMAN FINANCIAL ADVISORS, INC.
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Association had a recent history of engaging in significant volumes of purchases and sales of mortgage-backed securities. First Pennsylvania elected to reduce its interest rate risk exposure related to the substantial holdings of mortgage-backed securities and sold the bulk of the portfolio in the June 2002 quarter. Proceeds from the sale of mortgage-backed securities were re-invested chiefly in short-term interest-bearing deposits and a mortgage securities mutual fund.

         Over the past decade, First Pennsylvania increasingly relied on borrowings as a major funding source to offset its declining deposit base. FHLB advances amounted to $12.1 million or 45.5% of total assets at June 30, 2002. The outstanding advances have intermediate-term and long-term maturities with a weighted average cost of 6.16% as of June 30, 2002. Because of the remaining terms on the FHLB advances and the current low interest rate environment, the Association's FHLB advances bear significant prepayment penalties estimated at $1.3 million as of June 30, 2002.

         During the mid-1990s, the Association's ratio of equity to assets improved due to the shrinkage of the asset base and increased earnings. First Pennsylvania's equity ratio increased from 3.35% at year-end 1990 to 9.62% at year-end 1997. However, the Association's more recent trend of asset growth coupled with operating losses has lowered the equity ratio to 5.93% as of June 30, 2002.

         As a result of the investment portfolio re-allocation to shorter maturities, the Association's net interest spread turned negative during the month of June 2002 and is anticipated to remain negative over the near term under the same investment strategy. Consequently, the Association's negative net interest spread is anticipated to produce mounting operating losses in the current interest rate environment and further diminish First Pennsylvania's

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FELDMAN FINANCIAL ADVISORS, INC.
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capital  base. As noted in the  Application,  First  Pennsylvania  was deemed in
March 2002 to be in a "troubled condition" following a recent regulatory examination by the OTS. As a consequence of its troubled condition, the Association is prohibited, among other things, from increasing its asset size and engaging in the trading of securities.

         First Pennsylvania currently ranks as the third smallest of 20 independent financial institutions based in the city of Pittsburgh. Also, of the 32 financial institutions operating branch offices in the city, First Pennsylvania was the fourth smallest with a total deposit market share of less than 0.1%. PNC Bank, Mellon Bank, National City Bank, Citizens Bank, and Dollar Bank are the top financial institutions in the greater Pittsburgh market as ranked by deposits.

         First Pennsylvania has concluded that an affiliation with a larger, local financial institution would allow it to efficiently offer a wider variety of banking and lending services to the market area it serves and preserve its community banking orientation. Over the past decade, there have been dramatic changes in the environment in which all financial institutions operate.
Competition in the financial services marketplace for loans and deposits has intensified greatly. The Association recognizes that in the future it would have to compete with increasingly larger and aggressive financial institutions as well as a burgeoning group of non-bank competitors. The large full-service banks and thrifts have a significant market share concentration in Pittsburgh The larger competitors are also better positioned to keep abreast of technological developments in the delivery and types of banking products offered to and demanded by the consumer market.

         The Board of Directors of First Pennsylvania has determined that the proposed Merger Conversion is in the best interests of the Association, its depositors and other customers, and the community served by the Association. The Association has been reporting net operating losses

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FELDMAN FINANCIAL ADVISORS, INC.
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in recent months and expects to continue to incur losses if it does not complete the Merger Conversion. Because of its small size, limited resources, and poor earnings outlook, the Association believes it would not be able to convert to stock form independently. The customers of First Pennsylvania will be offered expanded services from the additional office locations operated by Fidelity Bank. The Merger Conversion will also provide the depositors and members of First Pennsylvania an opportunity to purchase the common stock of Fidelity Bancorp at a below market price.

         Among the services offered by Fidelity Bank that are not currently offered by First Pennsylvania are the following: (i) expanded array of investment retirement accounts ("IRAs") that include Roth, SEP, Education IRA, and Keogh accounts; (ii) proprietary credit cards and credit card cash advances;
(iii) Internet banking with bill payment features; (iv) telephone banking with 24-hour access; (v) escrow account management services; (vi) sale of non-deposit investment products; and (vii) commercial banking services such as funds management sweep accounts, merchant credit card services, equipment lease financing, and origination of automated clearing house payroll deposits

         Pursuant to the Amended and Restated Agreement and Plan of Merger Conversion entered into by and among First Pennsylvania, Fidelity Bancorp, and Fidelity Bank, Fidelity Bancorp is offering shares of its common stock to eligible depositors and members of First Pennsylvania in a subscription offering and may offer any remaining shares to certain others in a community or public offering. At the time of the completion of the Merger Conversion, First Pennsylvania will be merged into Fidelity Bank. In connection with the Merger Conversion, common shares of Fidelity Bancorp will be offered for sale in the subscription offering at a 5%

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FELDMAN FINANCIAL ADVISORS, INC.
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discount to the prevailing average trading market price. There is an established market for Fidelity Bancorp common stock, which is currently listed on the Nasdaq National Market.

         The remainder of Chapter I examines in more detail the trends addressed in this section, including the impact of changes in First Pennsylvania's economic and competitive environment, and recent operating trends. The discussion is supplemented by the exhibits contained in the Appendix. Exhibit II-1 summarizes the Association's balance sheets at fiscal year-end periods as of December 31, 2000 and 2001, and as of June 30, 2002. Exhibit II-2 presents the Association's income statements for the fiscal years ended December 31, 2000 and 2001, and for the six months ended June 30, 2001 and 2002.

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FELDMAN FINANCIAL ADVISORS, INC.
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                               Financial Condition


         Table 1 presents selected data concerning First Pennsylvania's financial position as of the year-end periods December 31, 1999 to 2001, and at June 30, 2002. Table 2 displays relative balance sheet concentrations for the Association as of similar periods.

                                     Table 1
                      Selected Financial Condition Data As
                 of December 31, 1999 to 2001 and June 30, 2002
                             (Dollars in Thousands)


================================================================================
                                           June 30,        December 31,
                                           --------  ---------------------------
                                              2002      2001      2000      1999
--------------------------------------------------------------------------------
  Total Assets .........................   $26,698   $27,029   $26,269   $22,558
  Loans Receivable, net ................     6,868     6,708     6,327     6,379
  Cash and Cash Equivalents (1) ........    11,938     2,963     3,293     2,047
  Investment Securities (2) ............     7,509    16,949    16,210    13,585
  Total Deposits .......................    12,890    12,797    12,238    13,156
  FHLB Advances ........................    12,141    12,157    12,186     7,800
  Equity Capital .......................     1,582     1,913     1,766     1,529
================================================================================

(1)  Includes interest-bearing and non-interest bearing deposits in other banks
(2)  Includes mortgage-backed securities and FHLB stock

Source: First Pennsylvania, financial statements.


Asset Composition
-----------------

         First Pennsylvania's total assets experienced relatively modest growth over the past two and one-half years, increasing by 1.6% from $26.3 million at December 31, 2000 to $26.7 million at June 30, 2002. The Association's balance sheet remains heavily invested in securities and interest-bearing deposits as compared to loans. However, the composition of investment holdings changed significantly in the first half of 2002 as the Association sold the bulk of its mortgage-backed securities and re-allocated the proceeds to interest-bearing deposits and a

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FELDMAN FINANCIAL ADVISORS, INC.
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mortgage  securities mutual fund. The total concentration of cash and securities amounted to $19.4 million or 72.8% of total assets as of June 30, 2002. Exhibit II-3 presents a historical summary of the Association's portfolio of securities available for sale.


                                     Table 2
                    Relative Balance Sheet Concentrations As
                 of December 31, 1999 to 2001 and June 30, 2002
                            (Percent of Total Assets)


  ==============================================================================

                                                           December 31,
                                        June 30,    ----------------------------
                                          2002      2001      2000      1999

Assets
Cash and cash equivalents (1)               44.71     10.96     12.54      9.07
Investment securities (2)                   28.13     62.71     61.71     60.22
Loans receivable, net                       25.72     24.82     24.09     28.28
Other assets                                 1.43      1.51      1.67      2.43
                                          -------   -------   -------   -------
    Total assets                           100.00    100.00    100.00    100.00
                                          =======   =======   =======   =======

Liabilities and Equity
Total deposits                              48.28     47.35     46.59     58.32
FHLB advances                               45.48     44.98     46.39     34.58
Other liabilities                            0.31      0.59      0.30      0.32
Equity capital                               5.93      7.08      6.72      6.78
                                          -------   -------   -------   -------
    Total liabilities and equity           100.00    100.00    100.00    100.00
                                          =======   =======   =======   =======

================================================================================

(1)  Includes interest-bearing and non-interest bearing deposits in other banks
(2)  Includes mortgage-backed securities and FHLB stock

Source: First Pennsylvania, financial statements; Feldman Financial calculations.


         The Association's loan portfolio amounted to $6.9 million or 25.7% of total assets as of June 30, 2002. Most of the Association's loans are secured by one-to-four family residences. The Association also makes home equity and second mortgage loans and, to a lesser extent, consumer loans and business lines of credit. Residential mortgages declined from $3.7 million or 52.8% of the loan portfolio at December 31, 2000 to $3.2 million or 43.8% at June 30, 2002 due

FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------


to reduced origination volumes. As of June 30, 2002, approximately 97.5% of the Association's loans with maturities exceeding one year were fixed-rate loans.
Additionally, the majority of the Association's real estate mortgages had remaining maturities of over 10 years. Exhibit II-4 shows the composition of the Association's loan portfolio.

         Home equity and second mortgage loans accounted for 17.2% or $1.3 million of the Association's outstanding loans at June 30, 2002. These loans are secured by one-to-four family residences and bear fixed-rate terms with maturities of up to 10 years. Commercial real estate loans on multi-family and non-residential real estate properties have increased from $709,000 or 10.2% of total loans at December 31, 2000 to $1.1 million or 15.2% at June 30, 2002.


Liability Composition
---------------------

         Deposit accounts and borrowings repayments are the major sources of funds for the Association's lending and investment purposes. Exhibit II-5 presents a summary of the Association's deposit base at June 30, 2002. Total deposits amounted to $12.9 million or 48.3% of total assets at such date. The Association attracts deposits within its market area through the offering of a basic selection of accounts, such as regular passbook savings, money market, NOW, and time certificate accounts. First Pennsylvania competes for deposits through competitive rate pricing in its market area and places special emphasis periodically on certain accounts to meet its funding objectives.

         Passbook savings, money market, and NOW accounts constituted $5.9 million or 45.6% of the Association's deposits at June 30, 2002. Certificates of deposit constituted $7.0 million or 54.4% of the deposit portfolio, of which $1.0 million were certificates with balances of $100,000 or more. Such deposits are offered at negotiated rates. As of June 30, 2002, First Pennsylvania

FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------


had  no  brokered  deposits.   Approximately   84.8%  or  $5.9  million  of  the
Association's $7.0 million of certificate accounts had maturities of 18 months or less as of June 30, 2002.

         The Association has increasingly relied on FHLB borrowings as a major source of funds. FHLB advances amounted to $12.2 million or 45.3% of total assets as of June 30, 2002. The average balance of FHLB advances outstanding was $11.7 million in 2000 and $12.2 million during 2001. Exhibit II-6 presents a summary of the Association's borrowing activity. Because of the fixed-rate, longer-term characteristics of the Association's FHLB borrowings, the weighted average cost of these advances are above current market rates and bear significant prepayment penalties. As noted in the Application, the Association contemplates paying off these borrowings and incurring estimated penalties of approximately $1.3 million in conjunction with and prior to closing the Merger Conversion.


Equity Capital
--------------

         The Association had equity capital of $1.6 million or 5.93% of total assets as of June 30, 2002, reflecting a decline from $1.9 million or 7.08% of asset at year-end 2001. Contributing to the lower equity were the Association's net loss of $197,000 for the first half of 2002 and a net change of $135,000 in unrealized gains to unrealized losses within the securities portfolio. Because of the securities valuation adjustment, the Association has experienced relatively wide swings in its equity capital level in recent years. The Association's regulatory capital ratios of Tier 1 leverage, Tier 1 risk-based, and total risk-based capital were 5.99%, 17.15%, and 17.55%, respectively, as of June 30, 2002. In comparison, the minimum requirements were 4.00%, 4.00%, and 8.00%, and the threshold requirements for well-capitalized levels were 5.00%, 6,00%, and 10.00%, respectively.

FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------


                            Income and Expense Trends

         Table 3 displays the main components of the Association's earnings performance over the years ended December 31, 2000 and 2001, and for the six months ended June 30, 2001 and 2002. Table 4 displays the principal income and expense ratios as a percent of average assets for the corresponding periods. Table 5 displays weighted average yields on interest-earning assets and weighted average costs of interest-bearing liabilities for various periods.


Earnings Results for the Six Months Ended June 30, 2002
-------------------------------------------------------

         Earnings decreased $211,000 from $14,000 for the six months ended June 30, 2001 to a net loss of $197,000 for the six months ended June 30, 2002. The decrease in earnings was a result of a $105,000 decrease in net interest income and a $164,000 decrease in non-interest income, partially offset by an $11,000 reduction in the provision for loans losses, a $45,000 decrease in non-interest expense, and a $2,000 decrease in income tax expense. The Association's net interest margin dropped steeply to 1.07% for the first half of 2002.

         The decrease in net interest income was caused by a sharp decline in the Association's net interest spread from 1.68% for the first half of 2001 to 0.82% for the first half of 2002. The weighted average yield on interest-earning assets declined by 139 basis points from 7.00% to 5.61%, while the weighted average cost of interest-bearing liabilities declined by 54 basis points from 5.32% to 4.78%. The sale of mortgage-backed securities and re-investment of the proceeds at lower rates accounted largely for the extensive decline in the earning asset yield. The Association's cost of funds has not fallen comparably due to its considerable FHLB advance funding position.

FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------


         The Association's non-interest income decreased $164,000 from $95,000 for the 2001 period to a negative $69,000 for the corresponding 2002 period. Service charges and other fees were approximately similar at $9,000 for both periods. However, the Association realized an $87,000 gain on sale of securities during the first half of 2001 that changed dramatically to a net securities sale loss of $78,000 for the first half of 2002. The planned liquidation of securities accounted for the net loss on sale during 2002.

         Non-interest expense decreased $45,000 to $268,000 for the 2002 period from $313,000 in the 2001 period. Consequently, the annualized operating expense ratio declined from 2.42% to 2.00%. The decrease was mainly attributable to a $38,000 decrease in compensation and benefits from $188,000 to $150,000. The lower compensation expense resulted from the retirement of one employee whose position was not replaced.


Earnings Results for 2001 versus 2000
-------------------------------------

         The Association reported modest levels of profitability for both 2000 and 2001. Earnings amounted to $7,000 for 2000 and $6,000 for 2001. The return on average assets ("ROAA") was at very small ratios of 0.03% for 2002 and 0.02% for 2001. The return on average equity ("ROAE") fell slightly from 0.44% in 2000 to 0.382 in 2001. The Association's depressed earnings performance was caused by its declining net interest margin, which measured 2.14% in 2000 and 1.28% in 2001.

         The Association's net interest income decreased $153,000 or 27.2% in 2001 compared to 2000. The lower net interest income in 2001 was offset partially by a $158,000 increase in gains on sale of securities. In prior years, gains on sale of securities had also been an important revenue source for the Association. Non-interest expense increased by 1.4% or $8,000 from

FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------


2000 to 2001. The increase was restrained by a decline in compensation and benefits expense due to the retirement of an employee whose position was not replaced. The Association's operating expense ratio in relation to average assets declined from 2.31% in 2000 to 2.16% in 2001.

FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------


                                     Table 3
                            Income Statement Summary*
                  For the Years Ended December 31, 200 and 2001
                 And the Six Months Ended June 30, 2001 and 2002
                             (Dollars in Thousands)


================================================================================


                                            Six Months           Year Ended
                                           Ended June 30,        December 31,
                                         -------------------  -----------------
                                            2002       2001      2001      2000
                                            ----       ----      ----      ----

Interest income                          $   737    $   887   $ 1,688   $ 1,709
Interest expense                             597        642     1,279     1,147
                                         -------    -------   -------   -------
    Net interest income                      140        245       409       562

Provision for loan losses                     --         11        12         4
                                         -------    -------   -------   -------
    Net interest income after provision      140        234       397       558

Service charges and other fees                 9          8        20        13
Net gain on sale of real estate owned         --         --         5        --
Net gain (loss) on sale of securities        (78)        87       160         2
                                         -------    -------   -------   -------
    Total non-interest income                 68         95       185        16

Compensation and benefits                    150        188       342       361
Other expenses                               118        125       234       207
                                         -------    -------   -------   -------
    Total non-interest expense               268        313       576       568

Income before taxes                         (197)        16         7         6
Income tax expense                            --          2         1        (1)
                                         -------    -------   -------   -------
    Net income (loss)                    $  (197)   $    14   $     6   $     7
                                         =======    =======   =======   =======


================================================================================

Source: First Pennsylvania, financial statements.

FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------


                                     Table 4
                             Income Statement Ratios
                 For the Years Ended December 31, 2000 and 2001
                 And the Six Months Ended June 30, 2001 and 2002
                           (Percent of Average Assets)


================================================================================


                                              Six Months           Year Ended
                                             Ended June 30,        December 31,
                                            ----------------      -------------
                                              2002    2001         2001   2000
                                              ----    ----         ----   ----

Interest income                               5.49    6.84         6.32   6.94
Interest expense                              4.45    4.95         4.79   4.66
                                              ----    ----         ----   ----
    Net interest income                       1.04    1.89         1.53   2.28

Provision for loan losses                     0.00    0.09         0.04   0.01
                                              ----    ----         ----   ----
    Net interest income after provision       1.04    1.80         1.49   2.27

Service charges and other fees                0.07    0.07         0.07   0.05
Net gain on sale of real estate owned         0.00    0.00         0.02   0.00
Net gain (loss) on sale of securities        (0.58)   0.67         0.60   0.01
                                              ----    ----         ----   ----
    Total non-interest income                (0.51)   0.74         0.69   0.06

Compensation and benefits                     1.19    1.45         1.28   1.47
Other expenses                                0.81    0.97         0.88   0.84
                                              ----    ----         ----   ----
    Total non-interest expense                2.00    2.42         2.16   2.31

Income before taxes                          (1.47)   0.12         0.02   0.03
Income tax expense                            0.00    0.01         0.00   0.00
                                              ----    ----         ----   ----

    Net income (loss)                        (1.47)   0.11         0.02   0.03
                                             =====    ====         ====   ====


================================================================================

Source: First Pennsylvania, financial statements and internal data; Feldman Financial calculations.

FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------


                                     Table 5
                             Yield and Cost Summary
                  For the Years Ended December 31, 2000 to 2001
                 And the Six Months Ended June 30, 2001 and 2002


================================================================================
                                           Six Months             Year Ended
                                           Ended June 30,         December 31,
                                         -----------------     -----------------
                                          2002       2001       2001       2000
                                          ----       ----       ----       ----
Weighted Average Yields
-----------------------
Loans receivable, net (1)                 7.88%      8.33%      8.20%      8.27%
Investment securities (2)                 4.83       6.56       5.88       6.74
   Total interest-earning assets          5.61       7.00       6.45       7.14

Weighted Average Costs
----------------------
NOW accounts                              1.74       2.37       2.38       2.46
Savings accounts                          2.63       2.72       2.85       2.86
Certificates of deposit                   4.30       5.61       5.32       5.19
FHLB advances                             6.19       6.52       6.24       6.22
   Total interest-bearing liabilities     4.78       5.32       5.17       5.00

Net interest spread (3)                   0.82       1.68       1.28       2.14
Net interest margin (4)                   1.07       1.93       1.56       2.35
Average interest-earning assets to
 average interest-bearing liabilities   105.43     105.00     105.78     104.44


================================================================================

(1)  Includes non-accruing loans.
(2) Includes mortgage-backed securities, interest-bearing deposits, and FHLB stock.
(3) Difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(4)  Net interest income divided by average interest-earning assets.

Source:  First Pennsylvania, internal data.

FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------


                          Interest Rate Risk Management

         First Pennsylvania has sought to reduce its earnings vulnerability to changes in market interest rates by managing the mismatch between asset and liability maturities and interest rates. The principal elements of the Association's interest rate risk management are to evaluate the interest rate risk included in certain balance sheet accounts, to determine the level of risk appropriate given the Association's business strategy, operating environment, performance objectives, and capital and liquidity requirements, and manage the risk consistent with the Board's approved policies.

         The Association's  interest rate risk management  strategies  includes:
(i) originating loans with adjustable-rate features or fixed-rate loans with short maturities; (ii) lengthening the maturities of its liabilities when it would be cost-effective through the utilization of FHLB advances; and (iii) maintaining an investment portfolio that provides a stable cash flow, thereby providing investable funds in varying interest rate cycles.

         The Association seeks to ensure capital protection through relative stability of earnings over interest rate cycles. To achieve these goals, the Association endeavors to manage its assets and liabilities so that the change in its net portfolio value of market equity ("NPV") is limited as follows:

                                      Maximum
           Basis Point Change         Change                 Minimum
            in Market Rates            in NPV               NPV Ratio
         -----------------------    -----------            -----------
                +300                    -45%                   4.00%
                +200                    -30%                   4.50%
                +100                    -20%                   5.50%
                   0                      0%                   5.00%
                -100                    -20%                   6.00%
                -200                    -30%                   4.50%
                -300                    -40%                   4.00%

FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------


         In the current interest rate environment, the Association's interest rate risk exposure had been heightened by its leveraged capital position, relatively large concentration of mortgage-backed securities, and balance sheet funding structure concentrated in fixed-term borrowings and certificates of deposit. Table 6 summarizes the interest rate sensitivity of the Association's NPV as of June 30, 2002, assuming instantaneous, parallel shifts in the Treasury yield curve of 100 to 300 basis points either up or down in 100 basis point increments. The down 200 and 300 basis point scenarios are not shown due to the abnormally low prevailing interest rate environment. NPV is defined as the present value of expected cash flows from existing assets less the present value of expected cash flows from existing liabilities.

         As shown in Table 6, a rising interest rate scenario of 200 basis points would have a positive effect on the Association's NPV and projected net interest income production with a resulting NPV ratio of 4.83% of assets. This recent NPV ratio at the up 200 basis point scenario represents a marked improvement over the Association's exposure at prior quarter-end periods. The Association's NPV at the up 200 basis point scenario measured 3.81% at June 30, 2002 and 2.84% at December 31, 2002, underscoring the Association's risk exposure to increasing rates. The recent liquidation of mortgage-backed securities helped to significantly improve the Association's overall balance sheet risk exposure to increasing rates, but had the effect of reducing its NPV ratio at the current and lower interest rate scenarios.

FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------



                                     Table 6
                           Interest Rate Risk Analysis
                      Net Portfolio Value of Market Equity
                               As of June 30, 2002


=============================================================================================
    Interest Rate   PV of Assets                 % Chg. From                       Basis Pt.
   Scenario (basis    ($000s)        NPV            Base             NPV           Change in
       points)                     ($000s)                          Ratio          NPV Ratio
---------------------------------------------------------------------------------------------
    Up 300           26,532         1,235           7.02%           4.65%            46 b.p.
---------------------------------------------------------------------------------------------
    Up 200           28,864         1,297          12.39%           4.83%            63 b.p.
---------------------------------------------------------------------------------------------
    Up 100           27,200         1,290          11.79%           4.74%            55 b.p.
---------------------------------------------------------------------------------------------
    Base             27,497         1,154           0.00%           4.20%             0 b.p.
---------------------------------------------------------------------------------------------
    Down 100         27,623           738         -36.05%           2.67%          -153 b.p.

=============================================================================================


         Source:  First Pennsylvania, internal data.

FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------


                                  Asset Quality

         Table 7 summarizes the Association's non-performing assets as of December 31, 2000, December 31, 2001, and June 30, 2002. First Pennsylvania's overall asset quality has remained satisfactory, due in part to the limited concentration of loans on its balance sheet. As of June 30, 2002, non-performing loans totaled $192,000 or 2.80% of net loans receivable and 0.72% of total assets. The Association's non-performing assets had previously amounted to $324,000 at year-end 2000. Non-performing loans as of June 30, 2002 were principally composed of non-accruing loans on single-family residential properties. The Association reviews the portfolio on a monthly basis and places loans on a non-accrual basis when the loan becomes more than 90 days delinquent or when it considers the collection of additional interest doubtful. The Association had no real estate owned or other non-performing assets at June 30, 2002. As noted earlier, the Association's loan portfolio predominantly comprises single-family mortgages from the local market area.

         The Association's allowance for loan losses totaled $41,000 at June 30, 2002, measuring 0.55% of total loans and 21.35% of non-performing loans. Total loan charge-offs have been minimal in recent years, averaging $5,000 annually from 1997 to 2001. The allowance for loan losses increased from $20,000 at year-end 2000 to $41,000 at year-end 2001 as a result of a $12,000 provision and recoveries of $9,000. For the first half of 2002, the Association made no provisions for loan losses and experienced no loan charge-offs or recoveries. The Association's loan loss allowance was allocated as follows at June 30, 2002:
$27,000 for real estate mortgages (70%), $8,000 for home equity and second mortgage loans (17%), $5,000 for consumer loans (11%) and $1,000 for business lines of credit (2%).

FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------


                                     Table 7
              Non-performing Asset and Loan Loss Allowance Summary
                As of December 31, 1999 to 2001 and June 30, 2002
                             (Dollars in Thousands)

                                                             December 31,
                                               June 30,     --------------
                                                2002         2001    2000
                                                ----         ----    ----
 Non-accrual loans:
    First mortgage loans                        $178         $176    $288
    Home equity and second mortgage               11           --      --
    Consumer loans                                 3            3      36
                                                ----         ----    ----
 Total non-accrual loans                         179          179     324

 Accruing loans past due 90 days or more          --           --      --
                                                ----         ----    ----

 Total non-performing loans                      192          179     324

 Real estate owned                                --           --      --
 Other non-performing assets                      --           --      --
                                                ----         ----    ----

 Total non-performing assets                    $192         $179    $324
                                                ====         ====    ====


 Non-performing loans as a % of net loans       2.80%        2.67%   5.12%
 Non-performing assets as a % of total assets   0.72%        0.66%   1.23%

--------------------------------------------------------------------------------

Allowance for loan losses                       $ 41         $ 41    $ 20
Allowance as a % of total loans                 0.55%        0.56%   0.29%
Allowance as a % of non-performing loans       21.35%       22.91%   6.17%

================================================================================

Source:  First Pennsylvania, financial statements and internal data.

FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------


                                   Market Area


         First Pennsylvania operates one office in the Troy Hill neighborhood of the city of Pittsburgh. Troy Hill is an inner-city neighborhood that is situated in Pittsburgh's Northside area on a plateau above the Allegheny River. It consists of a community of narrow streets lined with well kept, closely built homes. Troy Hill is located north of the downtown area and is surrounded by the neighborhoods of Spring Garden, Spinghill/Cityview, and East Allegheny.

         Pittsburgh's access to large reserves of raw materials, especially coal, was instrumental to its historical emergence as a leading industrial center. Steel production remains Pittsburgh's chief manufacturing industry. The heavy reliance on metals industries resulted in economic stagnation and decline in the Pittsburgh economy when these industries experienced deceased demand and increases competition from foreign producers. Since the 1970s however, the city's economic base has undergone a dramatic shift from manufacturing to service industries and commercial enterprises. The "Golden Triangle" of Pittsburgh's downtown area has been renovated. Pittsburgh remains the headquarters of many major corporations such as Marathon Oil, Alcoa, Heinz, PPG Industries, PNC Financial, Mellon Financial, and Wesco International.

         The city of Pittsburgh is situated in Allegheny County. The largest employers in Allegheny County are presented in Table 8 and highlight the growing services sector. UPMC Health System, which is a consortium of health care facilities affiliated with the University of Pittsburgh, is the area's largest employer. The federal, state, and county governments are included among the top ten employers, along with another health care provider and several banking organizations (Mellon and PNC). Other universities and colleges such as Carnegie Mellon University and Duquesne University are also major employers.

FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------


                                     Table 8
                                Top Ten Employers
                                Allegheny County
                               As of January 2002


================================================================================

                                        No. of
Employer                               Employees          Organization Profile
--------                               ---------          --------------------

UPMC Health System                       24,500           Health care

U.S. Government                          20,400           Public administration

Commonwealth of Pennsylvania             15,900           Public administration

US Airways Group Inc.                    12,194           Airline

West Penn Allegheny Health Systems        9,036           Health care

University of Pittsburgh                  8,732           Higher education

Mellon Financial Corp.                    8,404           Financial services

PNC Financial Services Group              6,959           Financial services

Allegheny County                          6,695           Public administration

USX Corp.                                 6,300           Steel, oil, and gas



 Source:  Allegheny County Department of Economic Development.


         Table 9 displays selected demographic data for the United States, the state of Pennsylvania, the Pittsburgh Metropolitan Statistical Area ("MSA"), and the 15212 Zip Code that encompasses the Association's office location. Total population in the Pittsburgh MSA was estimated at 2.3 million in 2002 and is projected to continue its declining trend over the next five years. The population in the 15212 Zip Code was approximately 32,000 and has been declining at a larger rate than experienced by the Pittsburgh MSA. Similar to the MSA demographics, the populace in the Zip Code reflected an older age group distribution with 55% in the category of age 35 and older, as compared to the nationwide level of 51% in the same age group.

FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------


                                     Table 9
                            Selected Demographic Data
         United States, Pennsylvania, Pittsburgh MSA, and 15212 Zip Code


======================================================================================================================


                Demographic                         United                          Pittsburgh            15212
                    Data                            States        Pennsylvania          MSA             Zip Code
----------------------------------------------------------------------------------------------------------------------
     Population
     ----------
     Total Population - 2002                      286,815,104       12,283,910       2,339,819          31,526
     2002-2007 projected change                          4.78%            0.32%          -1.81%          -3.20%
     1990-2002 actual change                            15.32%            3.39%          -2.30%         -11.98%

     Households
     ----------
     Total Households - 2002                      107,753,800        4,802,089         964,555          13,912
     2002-2007 projected change                          5.40%            1.59%          -0.30%          -1.91%
     1990-2002 actual change                            17.19%            6.81%           1.83%          -8.23%

     Per Capita Income
     -----------------
     Per Capita Income - 2002                         $24,636          $23,675         $24,091         $18,518
     2002-2007 projected change                         21.64%           20.64%          22.45%          20.92%
     1990-2002 actual change                            71.25%           68.65%          75.07%          69.21%

     Average Household Income
     ------------------------
     Average Household Income - 2002                  $64,338          $58,485         $56,265         $41,055
     2002-2007 projected change                         20.91%           18.61%          19.75%          19.58%
     1990-2002 actual change                            67.23%           59.56%          63.21%          60.94%

     Median Household Income
     -----------------------
     Median Household Income - 2002                   $47,065          $44,041         $41,809         $31,724
     2002-2007 projected change                         16.31%           14.38%          16.65%          16.37%
     1990-2002 actual change                            56.60%           51.51%          56.84%          58.27%

     Household Income Distribution
     -----------------------------
     $0 - 24,999                                        25.28%           26.86%          29.08%          40.63%
     $25,000 - 49,999                                   27.28%           29.07%          28.73%          29.27%
     $50,000+                                           47.44%           44.07%          42.19%          30.10%

     Age Group Distribution
     ----------------------
      0 - 14 years                                      21.26%           19.54%          18.21%          18.67%
     15 - 34 years                                      27.86%           25.45%          23.83%          25.99%
     35 - 54 years                                      29.39%           29.74%          30.29%          28.84%
     55+ years                                          21.49%           25.27%          27.67%          26.50%

======================================================================================================================

   Source: SNL Financial; Claritas.

FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------


         The median household income for the Pittsburgh MSA was estimated at $41,809 in 2002, below the corresponding state and national income levels of $44,041 and $47,065, respectively. The 15212 Zip Code exhibited a lower household income median of $31,724. Income levels in the Zip Code and the MSA are expected to grow at rates comparable to the state and national projections over the next five years. However, the number of households in the Zip Code is projected to continue its downward trend.

         Recent industry employment data for the Pittsburgh MSA in December 2001 indicated that the services sector (35.6%) accounted for the largest industry segment, followed by trade (24.1%), manufacturing (11.7%), government (11.3%), transportation, communications and public utilities (6.1%), finance, insurance and real estate (5.8%), and construction and mining (5.4%). Within the services sector, the health care field accounted for the most jobs and 10.6% of all area employment.

          The unemployment rate for the Pittsburgh MSA was 5.2% in July 2002, as compared to the state and national levels of 5.6% and 5.9%, respectively. Consistent with trends around the country, the unemployment rate in the Pittsburgh MSA rose from 4.1% in 2000 and 4.4% in 2001. The slower economy resulted in job losses in the finance, manufacturing, construction, and trade sectors. Job growth in 2001 was concentrated in the services and transportation sectors, despite sharp cutbacks by US Airways.

         Table 10 summarizes deposit market data for all commercial banks and thrift institutions with branches in the Pittsburgh MSA. Based on deposit data as of June 30, 2001 and adjusted for subsequent merger transactions, First Pennsylvania ranked 58th among the 61 financial institutions with offices in the MSA and had a 0.03% deposit market share. PNC ranked as the

FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------



deposit leader in the Pittsburgh MSA with a total deposit presence of $10.7 billion, representing a market share of 24.2%. PNC was followed by National City Bank and Mellon Bank with market shares of 18.4% and 15.2%, respectively. Citizens Bank ranked fourth and represents a new entry into the Pittsburgh market, having recently purchased Mellon's retail branch operations. Fidelity Bancorp ranked 18th in the Pittsburgh MSA based on the reported deposit totals.

FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------


                                    Table 10
                              Deposit Market Share
                                 Pittsburgh MSA
           Data as of June 30, 2001 and Adjusted for Completed Mergers


   ===========================================================================================================
                                                                                          Total       Market
                             Financial                         No. of      Inst.         Deposits     Share
    Rank                    Institution                        Offices      Type          ($000s)       (%)
   -----------------------------------------------------------------------------------------------------------

      1       PNC Financial Services Group (PA)                  162        Bank       10,688,877     24.22
      2       National City Corp. (OH)                           189        Bank        8,101,234     18.35
      3       Mellon Financial Corp. (PA)                          4        Bank        6,724,435     15.24
      4       Citizens Financial Group Inc. (RI)                 139        Bank        3,534,090      8.01
      5       Dollar Bank FSB (PA)                                26      Thrift        1,770,404      4.01
      6       Parkvale Financial Corp. (PA)                       38      Thrift        1,335,423      3.03
      7       Sky Financial Group Inc. (OH)                       42        Bank          956,428      2.17
      8       F.N.B. Corp. (FL)                                   46        Bank          947,458      2.15
      9       First Commonwealth Financial (PA)                   26        Bank          897,050      2.03
      10      Three Rivers Bancorp Inc. (PA)                      27        Bank          761,532      1.73
      11      First Bell Bancorp Inc. (PA)                         7      Thrift          549,368      1.24
      12      S&T Bancorp Inc. (PA)                               16        Bank          536,317      1.22
      13      GA Financial Inc. (PA)                              14      Thrift          511,984      1.16
      14      IBT Bancorp Inc. (PA)                               13        Bank          422,610      0.96
      15      Washington FSB (PA) (PA)                             9      Thrift          414,292      0.94
      16      ESB Financial Corp. (PA)                            18      Thrift          405,425      0.92
      17      Northwest Bancorp Inc. (PA)                         15      Thrift          395,348      0.90
      18      Fidelity Bancorp Inc. (PA)                          11      Thrift          336,988      0.76
      19      Citizens Inc. (PA)                                  18        Bank          334,485      0.76
      20      NSD Bancorp Inc. (PA)                               11        Bank          323,228      0.73
      21      Commercial National Financial (PA)                  11        Bank          278,593      0.63
      22      CF Financial Corp. (PA)                              7      Thrift          247,883      0.56
      23      Allegheny Valley Bancorp (PA)                        7        Bank          213,163      0.48
      24      Mars National Bank (PA)                              5        Bank          211,285      0.48
      25      Laurel Capital Group Inc. (PA)                       6      Thrift          209,731      0.48

   -----------------------------------------------------------------------------------------------------------
      58      First Pennsylvania Savings Assn. (PA)                1      Thrift           12,660      0.03
   -----------------------------------------------------------------------------------------------------------

              Total for 61 Institutions in Market                980                   44,137,498    100.00

   ===========================================================================================================

   Source:  SNL Financial.

FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------


                                 Summary Outlook


         The overall earnings outlook of First Pennsylvania remains poor based on its current balance sheet fundamentals. The Association reported very small levels of profits in recent years due to its low net interest margin. In these prior periods, gains on sale of securities enhanced the Association's ability to generate breakeven earnings. For the first half of 2002, the Association's net interest margin sank further and, along with losses on the sale securities, led to a net loss of $197,000. The Association has an extended history of low earnings production. From 1996 to 2001, the Association's annual ROAA averaged 0.10% and peaked only at 0.24% in 1997 during this six-year period.

         The sale of mortgage-backed securities has improved the Association's interest rate risk position, but hampers its earnings potential both from net interest income production and as a possible source of gains on sales. Since the proceeds from the sales were largely re-invested in short-term deposits, First Pennsylvania's overall earning asset yield has declined significantly. For the month of June 2002, the Association's earning asset yield was 3.96% and its cost of funds was 4.63%. The negative net interest spread of 0.67% produced a monthly core operating loss of $37,000 before the effect of securities sales. As interest rates have trended lower since June 2002, the Association's loss is expected to widen since its liability funding is concentrated in fixed-term, higher-costing FHLB advances and certificates of deposit.

         Continued operating losses will threaten the Association's capital position, which measured $1.6 million or 5.93% of total assets as of June 30, 2002. Regulatory restrictions on growth preclude the Association's ability to expand its balance sheet. Simultaneously, the

FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------


substantial prepayment penalties on its FHLB advances impede the Association's flexibility to restructure its liability funding without exposing its capital base to further decline.

          Because its funding mix, the Association's cost of funds has been higher than that of the typical small thrift institution. Competition in the local market is expected to sustain pressure on the Association's operating margins. As evidenced in recent years, the Association is confronted with the challenge of achieving growth at profitable spreads. Characteristic of most small institutions, the Association's lacks the advantage of scale in implementing such growth.

         First Pennsylvania does not presently offer a broad line of financial services and banking products. The Association had planned to investigate new products and services that would enhance its ability to attract new customers, generate additional fee income, and mitigate its interest rate risk exposure. Because of the Association's limited resources, such a full-fledged expansion effort would require a significant investment in operating costs and further depress the Association's financial performance. By electing to merge with a larger local institution such as Fidelity Bank, First Pennsylvania endeavors to accomplish these goals with minimized business risk to its community banking franchise.

FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------


                   II. COMPARISONS WITH PUBLICLY HELD THRIFTS

                                     General

         The comparative market approach provides a sound basis for determining estimates of going-concern valuations where a regular and active market exists for the stocks of peer institutions. The comparative market approach was utilized in determining the estimated pro forma market value of First Pennsylvania because: (i) reliable market and financial data are readily available for comparable institutions; (ii) the comparative market method is required by the applicable regulatory guidelines; and (iii) other alternative valuation methods (such as income capitalization, liquidation analysis, or discounted cash flow) are unlikely to produce a valuation relevant to the future trading patterns of the related equity interest. The generally employed valuation method in initial public offerings, where possible, is the comparative market approach, which also can be relied upon to determine pro forma market value in a thrift stock conversion.

         The comparative market approach derives valuation benchmarks from the trading patterns of selected peer institutions which, due to certain factors such as financial performance and operating strategies, enable the appraiser to estimate the potential value of the subject institution in a stock conversion offering. The pricing and trading history of recent initial public offerings of thrifts are also examined to provide evidence of the "new issue discount" that must be considered. In Chapter II, our valuation analysis focuses on the selection and comparison of First Pennsylvania with a comparable group of publicly traded thrift institutions (the "Comparative Group"). Chapter III will detail any additional discounts or premiums that we believe are appropriate to the Association's pro forma market value.

FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------


                               Selection Criteria

         Selected market price and financial performance data for thrifts listed on the New York and American Stock Exchanges and those thrifts traded on the Nasdaq over-the-counter ("OTC") markets are shown in Exhibit III. Several criteria, discussed below, were used to select the individual members of the Comparative Group from the overall universe of publicly held thrifts.

     o Operating characteristics - An institution's operating characteristics are the most important factors because they affect investors' expected rates of return on a company's stock under various business/economic scenarios, and they influence the market's general perception of the quality and attractiveness of a given company. Operating characteristics, which may vary in importance during the business cycle, include financial variables such as profitability, balance sheet growth, capitalization, asset quality, and other factors such as lines of business and management strategies.


     o Degree of marketability and liquidity - Marketability of a stock reflects the relative ease and promptness with which a security may be sold when desired, at a representative current price, without material concession in price merely because of the necessity of sale. Marketability also connotes the existence of buying interest as well as selling interest and is usually indicated by trading volumes and the spread between the bid and asked price for a security. Liquidity of the stock issue refers to the organized market exchange process whereby the security can be converted into cash. We attempted to limit our selection to companies that have access to a regular trading market. We eliminated from the comparative group companies with market prices that were materially influenced by publicly announced or widely rumored acquisitions. However, the expectation of continued industry consolidation is currently embedded in thrift equity valuations.


     o Geographic Location - The region of the country where a company operates is also of importance in selecting the comparative group. The operating environment for thrift institutions varies from region to region with respect to business and economic environments, real estate market conditions, speculative takeover activity, and investment climates. Economic and investor climates can also vary greatly within a region, particularly due to takeover activity.

FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------



         The operations of First Pennsylvania fit the general profile of a small thrift institution along with some notable exceptions. The Association's balance sheet is concentrated heavily in securities and other liquid investments as compared to loans, and its liability funding structure includes a significant portion of borrowings. In determining the Comparative Group composition, we focused on the Association's poor earnings results and balance sheet fundamentals. Attempting to concentrate on the Association's performance characteristics, we expanded the size criteria for comparable thrifts to include more institutions that match these important factors. As with any composition of a group of comparable companies, the selection criteria were broadened sufficiently to assemble a meaningful number of candidates. Specifically, we initiated a search for companies by applying the following selection criteria:

     o Publicly traded thrift - thrifts organized under the stock-form corporate structure and whose shares are traded on a major stock exchange or listed on the Nasdaq and OTC Bulletin Board markets.

     o    Non-acquisition target - company not subject to a pending acquisition.

     o Non-mutual holding company - company's stock ownership interest is not held in whole or in part by a mutual holding company ("MHC").

     o Current financial data - comparative financial data available for most recent period beginning with June 30, 2002.

     o    Small to medium asset size - total assets of less than $500 million.

     o Below-average profitability - core earnings for the last twelve months ("LTM") period of 0.45% or below relative to average assets.


         As a result of applying the above criteria, the screening process produced a reliable representation of publicly traded thrifts with operations comparable to those of First Pennsylvania. A general overview of the 14 members selected for the Comparative Group is presented in Table 11.

FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------

         Because of the Association's troubled financial condition, our selection criteria focused heavily on public thrifts with poor earnings results. We believe that this characteristic would be an overriding factor in any market assessment of the Association versus a peer group of similar companies. From our historical observation, thrifts with persistently negative or extraordinarily low earnings results tend to trade at substantial discounts to market norms. Other factors such as geography, asset size, and stock exchange listing do not have a distinguishing effect on thrifts with such continually poor earnings prospects in the current market environment.

         Primarily because of the limited number of small thrifts that are publicly traded, the Comparative Group companies were drawn from the all parts of the country. Two are based in Pennsylvania (Pittsburgh Financial and Steelton Bancorp), similar to First Pennsylvania. Most of the Comparative Group companies are located in the Midwest and South, drawn from the states of Ohio, Indiana, Illinois, South Carolina, North Carolina, Alabama, Arkansas, and Louisiana. Another member of the Comparative Group is located in Washington, D.C. The asset sizes of the Comparative Group companies range from approximately $34 million at First Capital Bancshares to $408 million at Pittsburgh Financial with an overall average size of $100 million. Most of the selected companies operate small branch networks comprising two or three offices.

         In comparison to recent performance trends of the aggregate industry, the Comparative Group companies generally exhibited below-average profitability ratios, higher balance sheet concentrations of investments, higher levels of non-performing assets, and comparable capital ratios. While some differences inevitably exist between the Association and the individual companies, we believe that the chosen Comparative Group on the whole provides a meaningful basis of financial comparison for valuation purposes.

FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------


                                    Table 11
                       Comparative Group Operating Summary
                               As of June 30, 2002


========================================================================================================================

                                                                                     Initial       Total      Equity/
                                                                         No. of        Conv.      Assets       Assets
                    Company                        City         State   Offices         Date     ($000s)          (%)
------------------------------------------------------------------------------------------------------------------------
    First Pennsylvania                       Pittsburgh           PA       1              NA    $ 26,698         5.93

    Comparative Group
    Algiers Bancorp, Inc.                    New Orleans          LA       3        07/09/96      50,543        13.00
    Blue River Bancshares, Inc.              Shelbyville          IN       4        06/24/98     114,528         8.72
    First Capital Bancshares, Inc.           Bennettsville        SC       2        10/29/99      33,714        11.20
    HCB Bancshares, Inc.                     Camden               AR       5        05/07/97     276,425         9.67
    Home City Financial Corp.                Springfield          OH       2        12/30/96     146,222         7.91
    Independence Federal Svgs. Bank          Washington           DC       5        06/06/95     262,648         8.70
    Indian Village Bancorp Inc.              Gnadenhutten         OH       2        07/02/99      85,328         9.68
    Lenox Bancorp, Inc.                      Cincinnati           OH       2        07/18/96      60,754         9.26
    Mutual Community Svgs. Bank              Durham               NC       3        06/29/93      72,848        11.91
    Pittsburgh Financial Corp.               Wexford              PA       9        04/01/96     407,752         5.56
    Sobieski Bancorp, Inc.                   South Bend           IN       3        03/31/95     137,273         9.56
    SouthFirst Bancshares, Inc.              Sylacauga            AL       5        02/14/95     140,205         9.79
    Steelton Bancorp, Inc.                   Steelton             PA       2        07/09/99      58,404         9.91
    West Town Bancorp, Inc.                  Cicero               IL       2        03/01/95      57,880         7.49

========================================================================================================================


   Source:  First Pennsylvania; SNL Financial.

FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------


                          Recent Financial Comparisons


         Table 12 summarizes certain key financial comparisons between First Pennsylvania and the Comparative Group. Tables 13 through 17 contain the detailed financial comparisons of the Association with the individual Comparative Group companies based on measures of profitability, income and expense components, yield-cost structure, capital levels, credit risk, balance sheet composition, and growth rates. Financial data for First Pennsylvania and the Comparative Group companies were utilized as of or for the LTM period ending June 30, 2002.

         First Pennsylvania's LTM ROAA was negative 0.76%, reflecting a loss deeper than the Comparative Group average ROAA of negative 0.25%. Six members of the Comparative Group reported net losses for the recent LTM period. The Association's core earnings, which exclude the impact of gains on sale of securities and other non-recurring items, measured negative 0.75% of average assets as compared to the Comparative Group average of negative 0.53%. On the whole, the Comparative Group exhibited many of the operating fundamentals that contributed to the Association's below-average profitability - high funding costs and relatively low net interest margins. However, the Association's operating deficit was larger due to it significantly lower net interest margin, which measured 1.06% over the observed period versus the Comparative Group and all public thrift averages of 2.80% and 3.32%, respectively.

         The Association's net interest income level of 1.13% relative to average assets was positioned well below the Comparative Group average of 2.64%. Only one member of the Comparative Group, Pittsburgh Financial, reported a net interest income level below 2.00% at 1.88%. First Pennsylvania's markedly low net interest income production was attributable to its lower capital level and declining net interest spread. The Association's net interest spread of

FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------


0.86% for the LTM period was below the Comparative Group and all public thrift averages of 2.51% and 2.95%, respectively.

         The Association's earning asset yield measured 5.79% and trailed the Comparative Group average of 6.86%. The Association's restrained asset yield was attributable to its higher concentration of lower-yielding cash and securities, which in the aggregate totaled 72.8% of its total assets versus the Comparative Group average of 33.6%. In addition, the Association's cost of funds at 4.93% exceeded the Comparative Group average cost of funds of 4.35%. The Association's liability costs were heightened by its large concentration of borrowings, which measured 45.5% of assets versus the Comparative Group average of 19.9% of assets.

         First Pennsylvania's non-interest operating income totaled only 0.08% in relation to average assets, trailing the Comparative Group average of 0.55%. As characteristic of many small savings institutions, First Pennsylvania has not developed a broad offering of fee-producing services and products beyond its traditional loan and deposit operations. The Association's production of non-recurring gains on sale was insignificant during this recent LTM period as its gains were largely offset by losses. The Association's level of net gains on sale amounted to negative 0.01% of average assets versus the Comparative Group average of 0.16% in relation to average assets.

         As discussed in Chapter I, the Association has charged minimal levels of provisions for loan losses in recent years. The Comparative Group exhibited a relatively high level of provisions, as evidenced by an average loss provision of 0.34% relative to average assets. The Association's asset quality compared favorably to the Comparative Group as measured by ratios of non-performing assets to total assets. First Pennsylvania's non-performing asset ratio measured

FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------


                                    Table 12
                            Key Financial Comparisons
                  First Pennsylvania and the Comparative Group
             As of or for the Last Twelve Months Ended June 30, 2002


=================================================================================================================

                                                                                    Comp.       All Public
                                                                     First          Group         Thrift
                                                                 Pennsylvania      Average        Average
-----------------------------------------------------------------------------------------------------------------
       Profitability
       -------------
       LTM Return on Average Assets                                   (0.76) %       (0.25) %        0.86 %
       Core Return on Average Assets                                  (0.75)         (0.10)          0.86
       LTM Return on Average Equity                                  (11.50)         (2.08)          8.92
       Core Return on Average Equity                                 (11.27)         (0.10)          8.93

       Income and Expense  (% of avg. assets)
       ------------------
       Total Interest Income                                           5.72           6.48           6.58
       Total Interest Expense                                          4.59           3.84           3.43
                                                                     ------          -----          -----
       Net Interest Income                                             1.13           2.64           3.15
       Provision for Loan Losses                                       0.00           0.34           0.18
       Other Operating Income                                          0.08           0.55           0.51
       Net Gains and Non-recurring Income                             (0.01)          0.16           0.26
       General and Administrative Expense                              1.98           3.22           2.39
       Intangibles Amortization Expense                                0.00           0.02           0.04
       Real Estate Expense                                            (0.02)          0.00           0.00
       Pre-tax Core Earnings                                          (0.75)         (0.39)          1.06

       Efficiency Ratio                                              163.64          94.01          61.36

       Yield-Cost Data
       ---------------
       Yield on Earning Assets                                         5.79           6.86           6.93
       Cost of Funds                                                   4.93           4.35           3.98
                                                                     ------          -----          -----
       Net Interest Spread                                             0.86           2.51           2.95

       Asset Utilization  (% of avg. assets)
       -----------------
       Avg. Interest-earning Assets                                   97.84          94.46          94.95
       Avg. Interest-bearing Liabilities                              92.07          87.84          86.00
                                                                     ------          -----          -----
       Net Interest-earning Assets                                     5.77           6.62           8.95

=================================================================================================================

FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------


                              Table 12 (continued)
                            Key Financial Comparisons
                  First Pennsylvania and the Comparative Group
             As of or for the Last Twelve Months Ended June 30, 2002

=================================================================================================================

                                                                                    Comp.       All Public
                                                                     First          Group         Thrift
                                                                 Pennsylvania      Average        Average
-----------------------------------------------------------------------------------------------------------------
       Balance Sheet Composition  (% of assets)
       -------------------------
       Cash and Securities                                            72.84 %        33.62 %        27.76 %
       Loans Receivable, net                                          25.73          61.60          68.01
       Real Estate                                                     0.00           0.19           0.20
       Intangible Assets                                               0.00           0.29           0.54
       Other Assets                                                    1.43           4.28           3.46
       Total Deposits                                                 48.28          69.53          67.23
       Borrowed Funds                                                 45.47          19.87          20.77
       Other Liabilities                                               0.32           1.00           1.51
       Total Equity                                                    5.93           9.45           9.99

       Loan Portfolio  (% of total loans)
       --------------
       Residential Mortgage Loans                                     60.96          57.27          59.79
       Other Real Estate Mortgage Loans                               26.22          25.94          27.12
       Non-mortgage Loans                                             12.82          16.79          13.09

       Growth Rates
       ------------
       Total Assets                                                    0.02           4.00           9.03
       Total Loans                                                     4.01         (1.43)           5.42
       Total Deposits                                                  1.82           4.92          11.34

       Regulatory Capital Ratios
       -------------------------
       Tier 1 Leverage Capital                                         5.99           8.43           9.06
       Tier 1 Risk-based Capital                                      17.15          15.42          15.31
       Total Risk-based Capital                                       17.55          16.71          16.18

       Credit Risk Ratios
       ------------------
       Non-performing Loans / Total Loans                              2.80           1.84           0.87
       Non-performing Assets / Total Assets                            0.72           1.31           0.64
       Reserves / Total Loans                                          0.55           1.10           1.04
       Reserves / Non-performing Assets                               21.35          73.16         184.15

=================================================================================================================

   Source:  First Pennsylvania; SNL Financial; Feldman Financial.

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FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------


0.72% of total assets versus the Comparative Group average of 1.31%. In contrast, the all public thrift average non-performing asset ratio of 0.64% was lower than displayed by both the Association and the Comparative Group. Although the Association had a lower non-performing asset ratio relative to total assets, its non-performing ratio as a percent of loans was 2.80% and exceeded the corresponding Comparative Group ratio of 1.84%. The Association maintained a lower level of loan loss reserves at 0.55% of total loans versus the Comparative Group average of 1.10%.

         The Association's operating expense ratio was lower than the Comparative Group average due to its declining level of compensation expense related to employee attrition. The Association's general and administrative expense ratio of 1.98% was below the Comparative Group average of 3.22% and the all public thrift average of 2.39%. Three members of the Comparative Group had operating expense ratios below 2.00%, while another three companies had expense ratios above 4.00%. The Association's efficiency ratio (operating expense divided the sum of net interest income and non-interest operating income) was extraordinarily high at 163.64% due to its very low level of net interest income. The Comparative Group companies similarly displayed high efficiency ratios with an overall average of 94.01%.

         The Association's balance sheet composition ratio reveals its very low loan concentration. Total net loans amounted to 25.7% of assets at First
Pennsylvania, while cash and securities aggregated 72.8%. Most of the Comparative Group companies also had levels of cash and securities above the all public thrift average of 27.8%, including West Town Bancorp (51.6%), HCB Bancshares (50.9%), Mutual Community Savings Bank (40.7%), and Independence Federal (40.0%).

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FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------


         First Pennsylvania's high borrowings level at 45.5% of assets reflected its major reliance on FHLB advances as a source of funds. The Comparative Group is characterized by wide variance of borrowed funds usage. On the average, the Comparative Group's borrowing level was comparable to the all public thrift benchmark.

         The Association's equity level on a pre-conversion basis of 5.93% relative to assets was below the Comparative Group average of 9.45%. However, First Pennsylvania's risk-based capital measures exceeded the corresponding Comparative Group averages because the Association's balance sheet is primarily composed of assets carrying lower risk weightings. The Association's 97.84% ratio of average interest-earning assets to average total assets reflects the low level of non-earning assets. First Pennsylvania has no intangible assets on its balance sheet.

         The Association's growth rates reflect its sluggish operating posture of recent years. The Association's asset base increased by 0.0% over the past twelve months, while its net total loans increased by 4.0%. The Comparative Group was characterized by a higher level of asset growth, but lower level of loan expansion. In contrast, the all public thrift group displayed more aggressive growth trends with assets increasing by 9.0% and deposits by 11.3% on the average. Acquisition activity has enabled many public thrifts to achieve growth beyond internally generated rates of expansion.

         In summary, the Association's earnings performance was lower than the negative profitability levels exhibited by the Comparative Group. First Pennsylvania was marked by a very low net interest margin, which could not be offset by the Association's comparatively low operating expense ratio. Additionally, the Association had limited contributions from other revenue sources to compensate for its depressed net interest margin.


                                       43

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FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------


                                   [Table 13]
                      General Financial Performance Ratios
            As of or for the Last Twelve Months Ended June 30, 2002

                               [GRAPHIC OMITTED]

                                   [Table 14]
                          Income and Expense Analysis
            As of or for the Last Twelve Months Ended June 30, 2002

                               [GRAPHIC OMITTED]

                                       45


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FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------


                                   [Table 15]
                     Yield-Cost Structure and Growth Rates
            As of or for the Last Twelve Months Ended June 30, 2002

                               [GRAPHIC OMITTED]

                                       46

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FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------



                                   [Table 16]
                           Balance Sheet Composition
                               As of June 30, 2002

                               [GRAPHIC OMITTED]

                                       47

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FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------


                                   [Table 17]
              Capital Ratios, Asset Quality, and Loan Composition
                               As of June 30, 2002

                               [GRAPHIC OMITTED]

                                       48


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FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------



                          III. MARKET VALUE ADJUSTMENTS

         This concluding chapter of the Appraisal identifies certain additional adjustments to the Association's estimated pro forma market value relative to the Comparative Group selected in Chapter II. The adjustments discussed in this chapter are made from the viewpoints of potential investors, which would include depositors holding subscription rights and unrelated parties who may purchase stock in a community offering. It is assumed that these potential investors are aware of all relevant and necessary facts as they would pertain to the value of the Association relative to other publicly held thrift institutions and relative to alternative investments.

         In determining the pro forma market value of the Association pursuant to its Merger Conversion with Fidelity Bancorp, we have assumed that the Association would be valued as a going concern based on its standard full conversion market value as well as any value derived from the Merger Conversion transaction. Our appraised value is predicated on a continuation of the current operating environment for the Association and financial institutions in general. Changes in the Association's operating performance along with changes in the local and national economy, the stock market, interest rates, the regulatory environment, and other external factors may occur from time to time, often with great unpredictability, which could impact materially the value of the Association or thrift stocks in general. Therefore, the Valuation Range provided herein is subject to a more current re-evaluation prior to completion of the Merger Conversion.

         In addition to the comparative operating fundamentals discussed in Chapter II, it is important to address additional market value adjustments based on certain financial and other criteria, which include, among other factors:

                                       49

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FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------


                                    (1)   Earnings Prospects
                                    (2)   Market Area
                                    (3)   Management
                                    (4)   Dividend Capacity
                                    (5)   Liquidity of the Issue
                                    (6)   Subscription Interest
                                    (7)   Stock Market Conditions
                                    (8)   New Issue Discount
                                    (9)   Merger Synergies


Earnings Prospects
------------------

         Earnings prospects are dependent upon the sensitivity of asset yields and liability costs to changes in market interest rates, the credit quality of assets, the stability of non-interest components of income and expense, and the ability to leverage the balance sheet. Each of the foregoing is an important factor to investors in assessing earnings prospects. The Association's profitability in recent years has been hindered by a low net interest margin. The wholesale balance sheet growth, which included increased holdings of mortgage-backed securities and FHLB advances, produced narrowing spreads in the current interest rate environment. As a result, the Association relied on gains on sale of assets to generate positive earnings. For the first half of 2002, the Association's net interest margin sank further and losses on sale of assets plummeted the Association's operating results to a substantial deficit.

         The Comparative Group's earnings performance paralleled that of First Pennsylvania as the members generally displayed low interest margins. However, on average, the Comparative Group's earnings results were not as low as the Association. The Comparative Group exhibited a higher average net interest margin and a greater level of contributions from non-interest operating income revenue. While the Comparative Group had a larger net interest spread, it also displayed stronger growth rates. Conversely, First Pennsylvania's net interest spread has continued to

                                       50

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FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------


shrink and the Association is subject to regulatory growth restrictions. The Association plans to re-allocate its liquid investments into higher-yielding instruments as a means of stemming the operating losses. However, its restrained capital position and limited resources would not allow the Association to rejuvenate its earnings potential through a more aggressive lending strategy. The increased investment yields along with the re-investment of stock conversion proceeds would not be expected to return the Association to profitability from core operations in the near future.

         In conjunction with the Merger Conversion with Fidelity Bancorp, First Pennsylvania plans to prepay the high-cost FHLB advances just prior to closing the Merger Conversion. The effect of the penalty, along with continued operating losses in the interim, would essentially wipe out the Association's stated equity. Because this financial adjustment is contingent solely upon the consummation of the Merger Conversion and would virtually eliminate the Association's stated equity, we have concluded that the planned prepayment does not alter our valuation conclusion based on the Association's current, actual financial position as reflected in this appraisal. The ongoing effects of the high-cost advances are evident in First Pennsylvania's extremely low net interest margin and history of operating losses. We do note that while the prepayment of the advances will improve the net interest production of Fidelity Bancorp on a going-forward basis, the benefit on the margin is restrained significantly by the size disparity between First Pennsylvania and Fidelity Bancorp. On a pro forma basis, First Pennsylvania's asset base is expected to contribute merely 2% of the combined assets of Fidelity Bancorp and First Pennsylvania after the Merger Conversion.

         The significant risk factors affecting the Association's ability to sustain positive earnings are its asset/liability mix and its small size and lack of product and geographic diversification. Future expansion of operations along with the leverage of capital raised from a conversion stock offering would place additional pressure on the Association's expense base. Given the Association's small size, such incremental costs could result in significantly increased expenses on a proportionate basis. We therefore believe that the Association's earnings profile remains more vulnerable to potentially adverse circumstances than the Comparative Group as a whole. Based on these considerations, we believe a downward adjustment is warranted for the Association's earnings prospects with respect to the Comparative Group.

Market Area
-----------

         The members of the Comparative Group were primarily selected from the Midwest and South regions of the country. The Comparative Group includes companies based in small cities along with companies located in urban and suburban communities of larger metropolitan areas. In fact, two of the Comparative Group companies are located in Pennsylvania, including Pittsburgh Financial Corp. which operates in the Pittsburgh MSA. Several other companies are

                                       51
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FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------


located in New Orleans, Cincinnati, and Washington, D.C. The Association's primary market area is characterized by a slightly declining population base with moderate income levels in a diversifying economic base. Similar to the Association, many of the Comparative Group companies are located in cities exhibiting similar demographic trends. We do not believe that, on the whole, the market area conditions of the Comparative Group are notably different from those facing the Association. Accordingly, we believe that no adjustment is warranted for market area considerations.


Management
----------

         Management's principal challenge is to generate profitable results, monitor credit risks, and control operating costs while the Association competes in an increasingly competitive financial services environment. The challenges facing First Pennsylvania in attempting to remain competitive are paramount because of its limited staffing resources and product offerings. The Association has experienced employee attrition recently and its loan production has stagnated while emphasis was placed on growing the investment portfolio.

         While the individual companies within the Comparative Group face corresponding challenges as well, the ability to attract and retain competent personnel is especially important for a small financial institution seeking to maintain its competitive viability such as First Pennsylvania. The recent decline in the Association's financial position and regulatory curbs placed on operations serve to make these and related personnel issues more problematic. However, the Merger Conversion will make available to First Pennsylvania on a going-forward basis the full management resources and depth currently in place at Fidelity Bancorp. Taking into account these considerations, we believe no adjustment is warranted.

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FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------


Dividend Capacity
-----------------

         Under a full stock conversion scenario, the Association's poor earnings performance would likely inhibit the payment of dividends following conversion. Dividend payments are subject to a company's assessment of its financial condition and operating outlook, as well as applicable regulatory policies affecting the company's to actually pay dividends. The recent history of operating deficits and prospect for continued losses would likely lead a company such as the Association to focus on capital preservation instead of returning capital to stockholders in the form of cash dividends. Until a sustained track record of earnings is exhibited, the Association would probably not commit immediately to paying dividends from the outset following a stock conversion. Within the Comparative Group, 13 of the 14 companies currently pay regular dividends.

         We note that Fidelity Bancorp does pay regular cash dividends on a quarterly basis. We do not expect the dividend payment capacity of Fidelity Bancorp to improve based solely on the Merger Conversion with First Pennsylvania. The post-transaction equity base of Fidelity Bancorp is expected to increase only marginally because of the effects of (i) elimination of First Pennsylvania's historical equity under the purchase accounting acquisition treatment; (ii) the anticipated prepayment penalty on the FHLB advances; and
(iii) the particularly small size of the stock offering. Therefore, we believe that these factors result in a neutral consequence to the near-term dividend prospects of Fidelity Bancorp and warrant no change in our valuation conclusion regarding the estimated pro forma market valuation of First Pennsylvania in the context of this transaction.

Liquidity of the Issue
----------------------

         Increasingly, newly converted thrifts with relatively small market capitalizations are listed on the Nasdaq SmallCap Market or quoted on the OTC
Bulletin Board or pink sheet listings. With the increased number of market makers and institutional investors following thrift stocks, even smaller thrift stock conversions are able to develop a public market for their stock issues. However, most publicly held thrift stocks continue to be traded on the Nasdaq National Market. The improved financial conditions of thrifts overall help them to meet initial listing requirements and adhere to such guidelines thereafter.

         Of the 14 members of the Comparative Group, seven are quoted on the OTC Bulletin Board and seven are listed on the Nasdaq stock market. Due to the Association's relatively

                                       53

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FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------


small pro forma market capitalization, it is questionable whether an active and liquid trading market could develop or be maintained for its stock issue. While many small-cap thrift and bank stocks have moved from pure pink sheet status to the OTC Bulletin Board in pursuit of increased liquidity, discounts to exchange-listed stocks are still apparent as well as volatile bid-ask spreads. Since half of the Comparative Group companies are listed on the OTC Bulletin Board, we believe that this factor is adequately addressed and warrants no additional adjustment.

Subscription Interest
---------------------

         In recent years, initial public offerings of thrift stocks have attracted a great deal of investor interest and this speculative fervor continued through 2002. Contributing to this huge demand is the growing scarcity factor of mutual candidates for thrift stock conversions and the favorable after-market performance experienced by many of these issues. Thrift conversion activity continued at a slow pace in 2002 on the heels of attractive after-market performances. It remains to be seen if the recent downturn in the financial sector has a dampening effect on investor interest in thrift stock conversions.

         Notwithstanding the demand for thrift stocks in initial offerings, a strong subscription does not always indicate that the pro forma valuation should be increased or the offering should be priced in the upper end of the valuation range. In the Merger Conversion, investors will be offered stock in Fidelity Bancorp rather than the Association, which may inhibit traditional demand for full conversion stock issues. Many conversion investors do not routinely purchase in the after-market, particularly at higher trading prices or involving stock issues with limited liquidity. As such, absent actual results of the subscription offering, we do not believe any adjustment is warranted at this time.

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FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------


Stock Market Conditions
-----------------------

         Table 18 graphically displays the performance of the SNL Thrift Index of all publicly traded thrifts as compared to the Standard & Poor's 500-Stock Index ("S&P 500") over the past two years. The SNL Thrift Index substantially outperformed the broader index, advancing by 81.4% during the period from December 31, 1999 to October 1, 2002, as compared to the S&P 500 declining by 42.3%. The SNL Small Thrift Index (all public thrifts less than $250 million in assets) increased by 53.0% and evidenced much less volatility as is typical of these small-cap thrift stocks.

         The positive trend in thrift stocks has been in contrast to the dampened performance of the overall market. The series of interest rate reductions implemented by the Federal Reserve in 2001 helped to sustain the rally in bank and thrift stocks. The overall stock market had begun to stabilize in the summer of 2001 as prospects surfaced about economic recovery and stronger corporate earnings. However, the terrorist attacks on September 11, 2001 halted the rebound in the stock market and sent index levels plummeting.

         Lower short-terms interest rates and a steeper yield curve continued to benefit thrift profitability through the end of 2001 and into 2002. In addition, the more conservative operating profiles of most thrifts found favor among financial stock investors increasingly nervous about bank credit exposure to Argentina, Enron, credit cards, subprime lending, and other problem areas confronting the current economy. Also, consolidation in the form of mergers and acquisitions continued to spur thrift stock values, especially among the large-cap stock issues. The small-cap thrift issues continued to advance at a moderate but steady pace, as the improvement in net interest margins among the smaller thrifts materialized slower due to their

                                       55

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FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------


                                   [Table 18]
                      Comparative Stock Index Performance
                      December 31, 1999 to October 1, 2002
                          (Index Value 100 = 12/31/99)

                               [GRAPHIC OMITTED]

                                       56


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FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------


distinct balance sheet composition. While momentum has been curbed in the thrift equity markets due to the spillover effects of concerns about the financials sector in general, overall economic and business fundamentals remain favorable for thrift industry earnings performance. However, more recently, the sluggish economic recovery has sent stock prices into a downward spiral and financial stocks have participated actively in the broad-based slump. Inaction by the Federal Reserve to effect further rate cuts toward the end of September 2002 fueled continued uncertainty about the extent and timing of the expected pickup in production and employment.

         On October 1, 2002, the SNL Thrift Index closed at 1020.4, representing a 6.1% increase from the one year-ago period. The prolonged slide of the S&P 500 Stock Index has continued and was down 19.3% at October 1, 2002 as compared to the prior twelve months. Meanwhile, the SNL Small Thrift Index continued to trail the broader thrift index and but outperformed the overall stock market over the past, increasing by 20.4%. Larger thrifts, which have a disproportionate effect on the market-value weighted SNL Thrift Index, suffered more active sell-offs in recent trading due to concerns about prepayment risks, increased refinancing volumes, and mortgage-servicing rights impairment.

Recent Acquisition Activity
---------------------------

         Acquisition speculation is one factor impacting the prices of newly converted thrifts in the after-market. Table 19 summarizes recent acquisition activity involving thrifts and banks based in Pennsylvania. During 2001, there were eight acquisitions involving Pennsylvania banks and thrifts. Thus far in 2002, the tally of acquisition transactions has also numbered eight. Overall acquisition premiums for Pennsylvania institutions were similar to the ratios reported nationwide. The major transactions in recent years involved acquisitions of mid-tier institutions

                                       57


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FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------


                                   [Table 19]
              Summary of Recent Pennsylvania Acquisition Activity
             Transactions Announced from 2001 to 2002 Year-to-Date

                               [GRAPHIC OMITTED]

                                       58
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FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------



with assets in the $1-$2 billion range such as Commonwealth Bancorp, Three Rivers Bancorp, Main Street Bancorp, and Promistar Financial Corp. As the large regional bank holding companies control dominant deposit market shares in the state, future consolidation activity will likely center around the handful of mid-tier independent banks remaining. We believe that while acquisition premiums are not a significant factor to consider in determining the Association's pro forma market value, such speculative behavior may be reflected to some degree in the general trading values of thrift stocks and encompass members of the Comparative Group as well.

New Issue Discount
------------------

         A "new issue" discount that reflects investor concerns and investment risks inherent in all initial stock offerings is a factor to be considered in valuations of initial thrift stock offerings. The magnitude of the new issue discount typically expands during periods of declining thrift stock prices as investors require larger inducements, and narrows during strong market conditions

         The thrift conversion market continues to respond to the after-market performance of recent offerings. Table 20 presents a summary of publicly traded thrifts that have completed standard full conversions since January 1, 2000. The recent after-market performance of thrift conversions has been favorable, with issues moving up steadily from initial offering prices. As shown in the table, pro forma valuations at the time of conversion have also advanced as the thrift stock market has demonstrated its ability to sustain trading prices at higher valuation ratios.

         Four standard thrift conversions have been completed thus far in 2002. The average pro forma price-to-book ratio for the 2002 conversions was 67.8%, as compared to the average of 57.9% for the 10 standard conversions in 2001. Included among the conversions in 2002 were two

                                       59
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FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------


                                   [Table 20]
                Summary of Recent Standard Full Thrift Conversion
              Transactions Completed in 2001 and 2002 Year-to-Date

                               [GRAPHIC OMITTED]

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FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------



small converting thrifts. Heritage Bancshares in Texas completed its conversion on February 26, 2002, and was priced at an initial pro forma valuation of 62.5% of pro forma book value and 11.6x relative to pro forma earnings. Heritage Bancshares had total assets of $40.4 million, total equity of $3.9 million, and raised gross proceeds of $4.9 million in its conversion stock offering. Reserve Bancorp of Pennsylvania completed its conversion on April 8, 2002, and was priced at an initial pro forma valuation measuring 67.3% of pro forma book value and 17.3x relative to pro forma earnings. Reserve Bancorp had total assets of $44.9 million, total equity of $5.1 million, and raised gross proceeds of $7.6 million. Stock prices of both issues have appreciated north of 20% in after-market trading.

         In the after-market, full conversions had been trading upward to a range between 80% and 90% of book value, but find resistance at this level until a discernible trend in earnings improvement is evident. To price a new offering at 90% of pro forma book value, because of the mathematics of the calculation, would require very large increases in valuations and produce very marginal returns on equity. This would likely produce price declines in the after-market. Accordingly, thrift conversions continue to be priced at discounts to publicly traded companies. This is due to the relatively high pro forma equity ratios, expected low returns on equity, and the uncertainty regarding the prospects of an institution to leverage the balance sheet in the currently low interest rate environment.

         Investors are aware that at initial pro forma price-to-book ratios approaching the current trading range of a majority of public thrifts, price-to-earnings ratios of converting thrifts would be excessive, returns on equity very low, and capital levels dramatically high. Based upon the

FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------


price/book ratio measure, standard thrift conversions are being discounted by 30% to 40% relative to the overall thrift trading market.


Merger Synergies
----------------

         The Association is being acquired by an existing financial institution. Certain operating and management efficiencies can be expected in the Merger Conversion, including the ability to consolidate back office operations, combine marketing programs, decrease insurance, auditing and other professional fees, utilize personnel more efficiently, and increase product offerings. We believe an upward adjustment is warranted for the potential synergies in this type of transaction although they are not quantifiable at this point in time.


Adjustments Conclusion
----------------------

         The Association's pro forma valuation should be discounted relative to the Comparative Group because of earnings prospects and the new issue discount, which are offset to a moderate extent by potential acquisition synergies. Individual discounts and premiums are not necessarily additive and may, to some extent, offset or overlay each other. Currently, conversions are often priced at substantial discounts to peer institutions relative to price-to-book ratios, but at lesser discounts to the comparable institutions' price-to-earnings ratios. It is the role of the appraiser to balance the relative dynamics of price-to-book and price-to-earnings discounts and premiums.


Valuation Approach
------------------

         In determining the estimated pro forma market value of the Association, we have employed the comparative company approach and relied on the following pricing ratios: price-

FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------


to-book value ("P/B"), price-to-tangible book value ("P/TB"), and price-to-assets ("P/A"). Table 21 displays the market price and valuation ratios of the Comparative Group as of October 1, 2002. Table 21 also includes the pro forma valuation ratios attributable to First Pennsylvania. Exhibit IV displays the pro forma assumptions and calculations utilized in analyzing the Association's valuation ratios. In reaching our conclusions of the Valuation Range, we evaluated the relationship of the Association's pro forma valuation ratios relative to the Comparative Group valuation data and recent conversion valuations.

         Investors continue to make decisions to purchase thrift conversion stocks and more seasoned thrift issues based upon consideration of core earnings profitability and P/B comparisons. The P/E ratio is an important valuation ratio in the current thrift stock environment and was a central focus in deriving our estimate of the Association's pro forma market value. Based on the Association's lack of positive earnings for the recent LTM period and poor prospects for profitability in the near term, utilization of the P/E produces non-meaningful results for purposes of valuing the Association on a pro forma basis. Therefore, we have relied on the other measures of valuation and have valued the Association at a midpoint value of 53.0% of pro forma book value, which reflects an aggregate midpoint value of $1.5 million. This pro forma midpoint value closely approximates the Association's current net worth of $1.6 million as of June 30, 2002. Since the price-to-book ratio is the dominant valuation metric applied in establishing the Association's pro forma value, any changes in the Association's equity level in the near future will have a pivotal effect on its pro forma value.

           Employing  a range  of  15.0%  above  and  below  the  midpoint,  the
resulting  minimum  value  of  approximately   $1.3  million  reflects  a  48.9%
price-to-book  ratio  and the  resulting

FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------



maximum value of approximately $1.7 million reflects a 56.4% price-to-book ratio. The adjusted maximum, an additional 15.0% above the maximum, is positioned at approximately $2.0 million and a 59.8% price-to-book ratio. The maximum price-to-book ratio of 56.4% reflects a 19.5% discount to the Comparative Group average of 70.1% and a 53.5% discount to the all public thrift average of 121.4%. Seven of the 14 Comparative Group companies were trading at price- to-book ratios below 70.0%, with the lowest including Mutual Community Savings Bank at 42.2%, Algiers Bancorp at 55.1%, and West Town Bancorp at 56.3%.

         On a price-to-assets measure, the Association's pro forma midpoint of $1.5 million reflects a ratio of 5.37%, which ranges from 4.60% at the minimum to 6.12% and 6.98% at the maximum and adjusted maximum, respectively. The Association's 6.12% price-to-assets ratio at the maximum reflects a discount of 7.7% to the Comparative Group average of 6.63% and a 48.0% discount to the all public thrift average of 11.77%. Based on the midpoint in a conversion scenario, the Association's pro forma tangible equity to assets ratio is projected at 10.13%, versus the respective Comparative Group and all public thrift averages of 9.19% and 9.47%.


Valuation Conclusion
--------------------

         It is our opinion that, as of October 1, 2002, the aggregate estimated pro forma market value of the Association was within the Valuation Range of $1,275,000 to $1,725,000 with a midpoint of $1,500,000. The Valuation Range was based upon a 15% decrease from the midpoint to determine the minimum and a 15% increase to establish the maximum. An additional 15% increase above the maximum results in an adjusted maximum of $1,984,000 (as rounded from $1,983,750).
Exhibit IV displays the assumptions and calculations utilized in determining the Association's estimated pro forma market value.

FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------


                                   [Table 21]

                     Comparative Market Valuation Analysis

                               [GRAPHIC OMITTED]

FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------


                                       I-1
                                    Exhibit I
                 Background of Feldman Financial Advisors, Inc.

Overview of Firm
----------------

Feldman Financial Advisors provides consulting and advisory services to financial institutions and mortgage companies in the areas of corporate valuations, mergers and acquisitions, strategic planning, branch sales and purchases, developing and implementing regulatory business and capital plans, and expert witness testimony and analysis. Our senior staff members have been involved in the stock conversion process since 1982 and have valued more than 350 converting institutions.

Feldman Financial Advisors was incorporated in February 1996 by a group of consultants who were previously associated with Kaplan Associates. Each of the principals at Feldman Financial Advisors has more than 10 years experience in consulting and all were officers of their prior firm. Our senior staff collectively has worked with more than 1,000 banks, thrifts and mortgage companies nationwide. The firm's office is located in Washington, D.C.

Background of Senior Professional Staff
---------------------------------------

Trent Feldman - President. Trent is a nationally recognized expert in providing strategic advice to and valuing service companies, and advising on mergers and acquisitions. Trent was with Kaplan Associates for 14 years and was one of three founding principals at that firm. Trent also has worked at the Federal Home Loan Bank Board and with the California legislature. Trent holds Bachelors and Masters degrees from the University of California at Los Angeles.

Peter Williams - Principal. Peter specializes in merger and acquisition analysis, stock and other corporate valuations, strategic business plans and retail delivery analysis. Peter was with Kaplan Associates for 13 years. Peter also served as a Corporate Planning and Development Analyst with the Wilmington Trust Company in Delaware. Peter holds a BA in Economics from Yale University and an MBA in Finance and Investments from George Washington University.

Michael Green - Principal. Mike is an expert in mergers and acquisition analysis, financial institution and corporate valuations, and strategic and business plans. During Mike's 10 years at Kaplan Associates, his experience also included business restructurings, litigation support, mark-to-market analysis, and goodwill valuations. Mike holds a BA in Finance and Economics from Rutgers College.

Gerard Feil - Director. Jerry has performed valuations for banks, insurance companies, specialty lenders, and other service companies. Previously, Jerry was a Director in the Global Financial Strategies Practice of KPMG LLP (New York
City). He joined KPMG following 15 years as an investment banker at First Boston, Alex Sheshunoff & Co. Investment Banking, and Kaplan Associates. Jerry holds a BA in Mathematics from St. John's University and MBA and JD degrees from Cornell University.

Greg Izydorczyk - Senior Vice President. Greg specializes in merger and acquisition analysis and corporate valuations and also has experience in mark-to-market analysis and business plans. Greg was with Kaplan Associates for three years. Previous, Greg worked as a Senior Auditor for First Virginia Bank and Integra Financial and as a Financial Analyst with Airbus Industrie of N.A. Greg holds a BS in Finance from Pennsylvania State University and an MBA in Finance from the Katz Graduate School, University of Pittsburgh.

FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------


                                      II-6

                                  Exhibit II-1
                        Statement of Financial Condition
                As of December 31,2000 and 2001 and June 30, 2002
                             (Dollars in Thousands)


==================================================================================

                                                   June 30,    Dec. 31,   Dec. 31,
                                                     2002        2001      2000
                                                  --------     -------    -------
ASSETS
Cash and cash equivalents
  Interest-bearing                                $ 11,839    $  2,851   $    608
  Non-interest bearing                                  99         112        108
Certificates of deposit                                 --          --      2,578
Securities available-for-sale                        6,359       2,903      1,792
Mortgage-backed securities available-for-sale          542      13,437     13,809
Federal Home Loan bank stock                           607         609        609
Loans receivable, net                                6,868       6,708      6,327
Accrued interest receivable                             77         146        150
Premises and equipment, net                            208         218        238
Prepaid expenses and other assets                       99          45         50
                                                  --------    --------   --------

     TOTAL ASSETS                                 $ 26,698    $ 27,029   $ 26,269
                                                  ========    ========   ========

LIABILITIES AND EQUITY
Total deposits                                    $ 12,890    $ 12,797   $ 12,238
Federal Home Loan Bank advances                     12,141      12,157     12,186
Advances from borrowers for taxes and insurance         19          15          6
Accrued expenses and other liabilities                  67         148         74
                                                  --------    --------   --------
     TOTAL LIABILITIES                              25,116      25,116     24,504

Retained earnings                                    1,599       1,796      1,790
Accumulated other comprehensive income (loss)          (17)        117        (24)
                                                  --------    --------   --------

     EQUITY CAPITAL                                  1,582       1,913      1,766
                                                  --------    --------   --------
     TOTAL LIABILITIES AND EQUITY                 $ 26,698    $ 27,029   $ 26,269
                                                  ========    ========   ========

==================================================================================

Source:  First Pennsylvania, financial statements.

FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------


                                  Exhibit II-2
                            Income Statement Summary
                  For the Years Ended December 31, 200 and 2001
                 And the Six Months Ended June 30, 2001 and 2002
                             (Dollars in Thousands)

=======================================================================================================

                                                                    Six Months         Year Ended
                                                                   Ended June 30,      December 31,
                                                                -------------------  -----------------
                                                                  2002       2001      2001      2000
                                                                -------    -------   -------   -------
Interest income                                                 $   737    $   887   $ 1,688   $ 1,709
Interest expense                                                    597        642     1,279     1,147
    Net interest income                                             140        245       409       562
                                                                -------    -------   -------   -------
Provision for loan losses                                            --         11        12         4
    Net interest income after provision                             140        234       397       558

Service charges and other fees                                        9          8        20        13
Net gain on sale of real estate owned                                --         --         5        --
Net gain (loss) on sale of securities                               (78)        87       160         2
                                                                -------    -------   -------   -------
    Total non-interest income                                        68         95       185        16

Compensation and benefits                                           150        188       342       361
Other expenses                                                      118        125       234       207
                                                                -------    -------   -------   -------
    Total non-interest expense                                      268        313       576       568

Income before taxes                                                (197)        16         7         6
Income tax expense                                                   --          2         1        (1)
                                                                -------    -------   -------   -------

    Net income (loss)                                           $  (197)   $    14   $     6   $     7
                                                                =======    =======   =======   =======

=======================================================================================================


Source:  First Pennsylvania, financial statements.

FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------



                                  Exhibit II-3
                        Investment Portfolio Composition
               As of December 31, 2000 and 2001 and June 30, 2002
                             (Dollars in Thousands)


================================================================================

                                        June 30,        Dec. 31,        Dec. 31,
                                            2002            2001            2000
--------------------------------------------------------------------------------

  Corporate bonds                          $  --           $  --         $ 1,304

  Mortgage securities mutual fund          4,244              --              --

  U.S. Government and agency
   obligations                             2,115           2,903             488

  Mortgage-backed securities:
      Freddie Mac                            281           3,209           3,252
      Ginnie Mae                             154           1,508           3,556
      Fannie Mae                             107           8,719           7,001
                                         -------         -------         -------
                                             542          13,436          13,809

      Total                              $ 6,901         $16,339         $15,601
                                         =======         =======         =======


================================================================================


Source: First Pennsylvania, financial statements.

FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------


                                  Exhibit II-4
                           Loan Portfolio Composition
               As of December 31, 2000 and 2001 and June 30, 2002
                             (Dollars in Thousands)


======================================================================================================================

                                                   June 30,                 December 31,              December 31,
                                                     2002                       2001                      2000
                                          -----------------------    -----------------------    ----------------------
                                               Amount       %            Amount       %             Amount       %
----------------------------------------------------------------------------------------------------------------------

First mortgage loans:
  1-4 family residences                        $3,246      43.81         $3,573       48.58         $3,661      52.83
  Other properties                              1,128      15.22            887       12.06            709      10.24
  Construction loans                             815       11.00           738        10.03           711       10.36
                                               ------      -----         ------       -----         ------      -----
                                                5,189      70.03          5,198       70.67          5,081      73.43
Home equity and second
 mortgage loans                                 1,271      17.15          1,359       18.48          1,129      16.29

Business lines of credit:
  Secured                                          73       0.99             75        1.02             63       0.91
  Unsecured                                        49       0.66             48        0.65             59       0.85
Consumer loans:
  Secured                                         614       8.29            470        6.39            458       6.61
  Unsecured                                        31       0.42             30        0.41             36       0.52
  Share loans                                     182       2.46            175        2.38            103       1.49
                                               ------      -----         ------       -----         ------      -----

     Total loans, gross                         7,409     100.00          7,355      100.00          6,929     100.00
                                                          ======                     ======                    ======

Less:
  Undisbursed portions of
   construction loans                             494                       604                        578
  Deferred loan fees, net                           6                         6                          4
  Allowance for loan losses                        41                        41                         20
                                               ------                    ------                     ------
      Total loans, net
                                               $6,868                    $6,707                     $6,327
                                               ======                    ======                     ======

======================================================================================================================

Source:  First Pennsylvania, financial statements and internal data.

FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------



                                  Exhibit II-5
                          Deposit Account Distribution
               As of December 31, 2000 and 2001 and June 30, 2002
                             (Dollars in Thousands)


======================================================================================================================
                                                 June 30,                 December 31,              December 31,
                                                   2002                       2001                      2000
                                          -----------------------    -----------------------    ----------------------
                                               Amount    Percent         Amount     Percent         Amount    Percent
----------------------------------------------------------------------------------------------------------------------


  NOW accounts                                $ 1,206       9.36        $ 1,255        9.81        $ 1,078       8.81

  Money market accounts                           843       6.54            825        6.45            699       5.71

  Passbook savings accounts                     3,824      29.67          3,733       29.17          3,853      31.49

  Certificate accounts                          7,017      54.43          6,983       54.57          6,607      53.99
                                              -------     ------        -------      ------        -------     ------

       Total deposits                         $12,890     100.00        $12,797      100.00        $12,238     100.00
                                              =======     ======        =======      ======        =======     ======


======================================================================================================================

Source: First Pennsylvania, financial statements; Feldman Financial calculations

FELDMAN FINANCIAL ADVISORS, INC.
--------------------------------



                                  Exhibit II-6
                           Borrowed Funds Distribution
             As of or for the Year Ended December 31, 2000 and 2001
               And as of or for the Six Months Ended June 30, 2002
                             (Dollars in Thousands)


============================================================================================================
                                                     Six Mos.               Year               Year
                                                     Ended                  Ended              Ended
                                                     June 30,              Dec. 31,            Dec. 31,
                                                      2002                  2001                2000
------------------------------------------------------------------------------------------------------------

 Balance outstanding at period-end                    $12,141            $12,157             $12,186

 Average balance outstanding                           12,153             12,182              11,740

 Maximum outstanding at any month-
  end during the period                                12,157             12,186              12,186

 Weighted average interest rate at end
  of the period                                          6.16%              6.17%               6.16%

 Weighted average interest rate
  during the period                                      6.16%              6.16%               5.78%

============================================================================================================


Source: First Pennsylvania, financial statements and internal data.